
07075586





Richardson Electronics

ENGINEERED SOLUTIONS

RECD S.E.C.

SEP 1 7 2007

1086





PROCESSED

SEP 2 1 2007

THOMSON FINANCIAL

2007 ANNUAL REPORT


Richardson
Electronics

ENGINEERED SOLUTIONS

Company at a Glance

Richardson Electronics, Ltd. is a global provider of engineered solutions, and a global distributor of electronic components serving the RF and wireless communications, electron device, industrial power conversion and display systems markets. The Company delivers specialized expertise and value-added products, which it describes as "engineered solutions" in response to customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics.

Table of Contents


SEC MAIL
RECEIVED
PROCESSING
SEP 1 7 2007
WASH, D.C.
161

To Our Stockholders

The fiscal year 2007 marks the 60th anniversary of Richardson Electronics. My father, Arthur Richardson, Sr., incorporated Richardson Electronics on May 31, 1947 as a specialized distributor of vacuum tubes. Total sales for the first year of operation were $53,000.

Sixty years later, I am pleased to report that our sales continue to grow year-over-year. Fiscal 2007 sales from our three strategic business units — the RF, Wireless and Power Division (RFPD), the Electron Device Group (EDG) and the Display Systems Group (DSG) — reached $557.3 million, up over 5% from the previous year. Several milestones have all come together on our 60th anniversary:

- RFPD achieved a record fourth quarter with $99.4 million in sales.
- For the first time in our history, EDG exceeded $100 million in sales for the fiscal year; with a gross margin of 33%.
- The Security Systems Division (SSD) was successfully sold to Honeywell for $80 million, allowing the Company to realize a $41.6 million gain.

In fiscal 2007, sales growth was led by RFPD, which had annual sales of $369.9 million — up 10.7% from the previous year. EDG set a new record in sales and earnings, with sales at $101.2 million — up 7.1% from the previous year. DSG experienced customer delays on several very large projects, which resulted in a disappointing sales year of $82.1 million — down 13.6% from the previous year.

Sales in all geographic regions grew significantly in fiscal 2007. Sales in Asia/Pacific were up 11.6% over the previous year to $165.2 million. This sales growth was led by China, which ended the year at nearly $59 million — an increase of 36.3%. Sales in Europe of $143.8 million were up 11.3% from fiscal 2006. Sales in North America reached $229.3 million, up 0.6%. Sales in Latin America declined to $17.0 million, as we closed warehouses in Mexico and Columbia and substantially reduced staff in this region.

Although we were disappointed to sell SSD, as it made a major contribution to the growth of Richardson Electronics over many years, we were pleased with the $80 million sale price that allowed the Company to realize a gain of $41.6 million. The transaction was structured as a sale of the stock of our Canadian subsidiary, Burtek Systems Corp., which was held by our Dutch entity, Burtek Systems BV. This structure allowed the Company to realize the $41.6 million gain with a very minimal effective tax rate of 6%. As a result of this transaction, we have reduced our bank debt substantially and put a new credit agreement in place on more competitive terms, which we expect will reduce interest expense. The sale of SSD will also allow us to repay a substantial amount of our intercompany debt, which should eliminate the majority of our foreign exchange gains and losses that have impacted our quarterly performance. The repayment of our bank debt has already improved our balance sheet and reduced our debt to equity ratio from 129% (as of June 3, 2006) to 89% (as of June 2, 2007).

Our global restructuring plan, which was initiated at the beginning of fiscal 2007, is nearing completion and will be finalized in September of fiscal 2008. We have installed a centralized inventory hub system in Amsterdam to support Europe and in LaFox, IL to support the Americas. We also continue to operate satellite warehouses in critical areas such as Brazil and China. We are in the process of installing a centralized inventory hub system in Singapore to support

Asia/Pacific. The ultimate result will be the consolidation of nearly 30 global warehouses into three worldwide hubs. We have sold two warehouses, with a gain of nearly $3.9 million, and reduced the overall workforce substantially, with total annual savings estimated at $8.0 million.

The cost to implement the restructuring plan was approximately $6.0 million, with $2.7 million recorded in fiscal 2006 and $3.3 million in fiscal 2007.

The utilization of UPS World Ease[SM] allows us to ship from any one of our three hubs to any location in the world in 3-5 days, improving our customer service and reducing freight costs. Localizing purchasing, customer service, and inventory management to service each of the three hubs will result in improved customer service, reduced freight costs, and enhanced inventory management. As a result, material purchased in Euros is stocked in the Amsterdam hub, material purchased in US dollars is stocked in our LaFox hub, and material purchased in Asia is stocked in Singapore.

At the same time, we are in the process of reorganizing our foreign entities as limited risk distributors (LRDs), reducing transfer price exposure and simplifying our income tax structure. These moves will allow us to bring approximately 95% of the incremental profits back to the US, where we can utilize tax loss carry forwards and reduce our tax cost for the future.

We expect to realize the full impact of cost savings from the restructuring, as well as the tax benefits of the LRD structure, in the balance of fiscal 2008.

From a financial perspective, the Company now has its strongest balance sheet in many years. We now have the



necessary resources to invest in our Engineered Solutions strategy. The global restructuring plan is nearly complete. Foreign exchange issues have been minimized. The Company's income tax structure has also been improved dramatically. We look forward to returning the company to record levels of profitability in the very near term.

Thank you for your continued investment in Richardson Electronics.

Edward J. Richardson
Chairman of the Board, Chief Executive Officer
and President

RF, WIRELESS & POWER DIVISION



Our global capabilities are unmatched in the industry... which allows Richardson Electronics to continue our strong sales growth and increased profitability through our technology leading suppliers and the most experienced and knowledgeable RF, Wireless and Power Conversion Team in the industry.

Greg Peloquin
Executive Vice President
RF, Wireless and
Power Conversion Division

Richardson Electronics' RF, Wireless & Power Division (RFPD) continues to lead the worldwide wireless revolution. RFPD designs and distributes discrete devices, components and assemblies used in RF and Wireless Infrastructure, Networks, Digital Broadcasting, Defense and Power Conversion. Our goal is to continue being the best in the world at bringing new products and technologies to market.

Strategic partnerships with the leading manufacturers of RF, wireless and power components enable RFPD to provide complete engineering and technical support for design-in components or custom-engineered solutions from anywhere in the world. Our local sales engineers work side-by-side with customers to design circuits, select cost-effective components, create reference designs, test prototypes and assemblies, and manufacture the highest quality RF, Wireless and Power Conversion solutions.

RFPD's business continues to be healthy and profitable. In fiscal 2007, RFPD enhanced the profitability of Richardson Electronics by once again outgrowing the market, with more than a 10% increase in sales. Much of our success continues to come from securing a large number of design registrations and our ability to support growing markets with the top technology suppliers throughout the world. We continued to increase our alliance partnerships and the number of design engineers in the field that are talking to customers. Another source of success in fiscal 2007 came from our Power Conversion group's ability to capitalize on the fast growing market for alternative energy.

In fiscal 2008, RFPD will continue to provide strong top line growth with further improvements in profitability. We should also see substantial sales growth from our Power Conversion group, thanks to RFPD's unparalleled range of high power components and assemblies.

Investments in Richardson Electronics' supply chain, CRM and Internet capabilities will directly improve RFPD's growth and profitability in the coming year. RFPD will continue to hire the world's top RF & Wireless talent, securing our position as the largest worldwide engineered solutions provider and distributor of RF & Wireless products.

ELECTRON DEVICE GROUP



Following the Engineered Solutions strategy, EDG directs significant engineering expertise in electron device manufacturing to help our customers select the best components for their application needs from one of our many franchise lines or in-house factory brands.

Bart Petrini
Executive Vice President
Electron Device Group

Richardson Electronics' Electron Device Group (EDG) represents the company's original core business of the past 60 years. Today, EDG distributes and manufactures high-power, high-frequency electronic components and sub-assemblies for many diverse markets, including semiconductor equipment, laser, medical, microwave & RF industrial heating, radio & TV broadcasting, radar, and communications.

EDG services almost 10,000 active customers in both OEM and end-user (MRO) markets. Because our primary competitors are mostly electron device manufacturers limited to offering only their own products, EDG's business model provides a high degree of stability, market share gains and the highest profitability in the company.

The elements of our business model which make EDG particularly effective in serving a large, geographically-dispersed MRO customer base (54% outside of North America) include:

- Strategically placed inventory and the logistics system capable of delivering products when the customer needs them
- Strong franchises with industry leading manufacturers, usually with some exclusivity
- Unique engineering capabilities and value-added manufacturing resources
- A technically astute product marketing and sales force selling a large and diversified range of electron device products

In fiscal 2007, EDG reached two important milestones: total sales exceeded $100 million, and the in-house manufacturing organization grew to become our largest supplier, accounting for $24 million in sales. This success has made in-house manufacturing not only the fastest growing niche business in EDG but placed it among the highest gross margin businesses in the company.

Our success in building the in-house manufacturing business (more than 40% growth in two years) is based on commanding an important niche market that perfectly suits our facilities and resources. Specialized processes have created a strong barrier to entry and limited competition to a very few.

The restructuring of a year ago returned EDG to the specialized sales and marketing organization model, which has helped contribute to historic levels of sales and profitability. Fiscal 2008 promises continued gains in market share and profitability, as EDG leverages our strategic alliances, technical expertise, experienced sales and marketing, and superior logistics to return even better results to the company.

DISPLAY SYSTEMS GROUP



DSG develops long term and repeat relationships with customers through knowledgeable, hands-on sales and marketing leaders, and comprehensive technical support, including post-sale service, proactive maintenance and extended warranty programs.

Robert Heise
Vice President & General Manager
Display Systems Group

Richardson Electronics' Display Systems Group (DSG) is one of a few global providers of integrated display products and systems to OEMs, resellers and end-users in the healthcare, industrial, financial, transportation, and digital signage markets. DSG specializes in custom display solutions requiring engineering expertise to integrate touch screens, protective panels, enclosures, specialized finishes, and application-specific software.

In fiscal 2007, DSG began taking a global approach to operations, sales, and marketing. With engineering and production resources strategically located throughout the US, Europe and Asia Pacific, our efforts included facilitating communication between engineering resources, assigning projects based on manufacturing capabilities, and centralizing sourcing. Recognizing the need to stay close to the customer, DSG also began the process of reorganizing our European and North American sales force along vertical markets.

Areas of revenue growth in fiscal 2007 included increased demand for TekLink® Professional Services, Digital Signage Solutions, and Medical Modality Displays.

- The TekLink® QC/QA and Installation programs are unique in the medical imaging marketplace, offering healthcare facilities a variety of options to maximize their investment in display systems and to meet mandated regulatory standards.
- With more customers realizing the benefits of targeted, dynamic content, DSG began offering new solutions for the digital signage market and expanding into large venue signage, content management services, and network operations centers.
- Custom monitor sales to manufacturers of patient monitoring, bio-medical, ultrasound, cardiac imaging, and other medical modality equipment doubled in fiscal 2007.

Growing sales, reducing expense, and improving inventory turns are DSG's main objectives in fiscal 2008. Revenue growth will come from the rapidly expanding digital signage market, custom integration solutions to high volume OEMs, and our product design capabilities. Our healthcare team will continue to meet the growing demand for integrated and turn-key display solutions and professionally managed services, while expanding customer relationships to encompass more of the facility's IT requirements.

DSG will continue to work closely with our private label and exclusive franchise suppliers to streamline components and develop better technology, while improving our ability to offer quick turnaround to our customers.

Five-Year Financial Review

(in thousands, except per share amounts)

This information should be read in conjunction with the Company's consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Fiscal Year Ended[1]

Statement of Operations Data	2007[2]	2006[3]	2005[4]	2004[5]	2003[6]
Net sales	$ 557,291	$ 529,097	$ 473,143	$ 417,844	$ 372,291
Cost of sales	424,888	400,607	364,038	317,167	295,767
Gross profit	132,403	128,490	109,105	100,677	76,524
Selling, general, and administrative expenses	128,175	120,233	112,011	92,424	86,392
(Gain) loss on disposal of assets[7][8]	(3,616)	(154)	(9,918)	320	—
Other expenses, net[9]	5,662	6,885	4,725	7,007	6,659
Income (loss) from continuing operations before income taxes	2,182	1,526	2,287	926	(16,527)
Income tax (benefit) provision	634	5,536	21,067	503	(4,142)
Income (loss) from continuing operations	1,548	(4,010)	(18,780)	423	(12,385)
Income from discontinued operations, net of tax[10]	39,131	1,368	2,763	5,109	3,503
Income (loss) before cumulative effect of accounting change	40,679	(2,642)	(16,017)	5,532	(8,882)
Cumulative effect of accounting change, net of tax[11]	—	—	—	—	(17,862)
Net income (loss)	$ 40,679	$ (2,642)	$ (16,017)	$ 5,532	$ (26,744)
Net income (loss) per common share - basic:					
Income (loss) from continuing operations	$ 0.09	$ (0.23)	$ (1.13)	$ 0.03	$ (0.92)
Income from discontinued operations, net of tax	2.27	0.08	0.17	0.37	0.26
Cumulative effect of accounting change, net of tax	—	—	—	—	(1.32)
Net income (loss) per common share - basic	$ 2.36	$ (0.15)	$ (0.96)	$ 0.40	$ (1.98)
Net income (loss) per Class B common share - basic:					
Income (loss) from continuing operations	$ 0.08	$ (0.21)	$ (1.02)	$ 0.03	$ (0.83)
Income from discontinued operations, net of tax	2.04	0.07	0.15	0.33	0.24
Cumulative effect of accounting change, net of tax	—	—	—	—	(1.19)
Net income (loss) per Class B common share - basic	$ 2.12	$ (0.14)	$ (0.87)	$ 0.36	$ (1.78)
Net income (loss) per common share - diluted:					
Income (loss) from continuing operations	$ 0.09	$ (0.23)	$ (1.13)	$ 0.03	$ (0.92)
Income from discontinued operations, net of tax	2.21	0.08	0.17	0.35	0.26
Cumulative effect of accounting change, net of tax	—	—	—	—	(1.32)
Net income (loss) per common share - diluted	$ 2.30	$ (0.15)	$ (0.96)	$ 0.38	$ (1.98)
Net income (loss) per Class B common share - diluted:					
Income (loss) from continuing operations	$ 0.08	$ (0.21)	$ (1.02)	$ 0.03	$ (0.83)
Income from discontinued operations, net of tax	2.03	0.07	0.15	0.33	0.24
Cumulative effect of accounting change, net of tax	—	—	—	—	(1.19)
Net income (loss) per Class B common share - diluted	$ 2.11	$ (0.14)	$ (0.87)	$ 0.36	$ (1.78)
Dividends per common share	$ 0.160	$ 0.160	$ 0.160	$ 0.160	$ 0.160
Dividends per Class B common share[12]	$ 0.144	$ 0.144	$ 0.144	$ 0.144	$ 0.144
Weighted-average number of common shares outstanding:[13]					
Common stock - basic	14,517	14,315	13,822	10,872	10,602
Class B common stock - basic	3,048	3,093	3,120	3,168	3,207
Common stock - diluted	17,667	14,315	13,822	14,418	10,602
Class B common stock - diluted	3,048	3,093	3,120	3,168	3,207

Five-Year Financial Review

(in thousands, except per share amounts)

This information should be read in conjunction with the Company's consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Fiscal Year Ended[1]				
	2007[2]	2006[3]	2005[4]	2004[5]	2003[6]
Other Data:					
Interest expense	$ 5,292	$ 6,281	$ 6,133	$ 7,058	$ 7,346
Investment income	992	411	388	227	124
Depreciation and amortization[14]	6,126	6,240	5,298	4,989	5,137
Capital expenditures[15]	6,401	6,211	6,975	5,468	4,975
Net Sales by Strategic Business Unit:					
RF, Wireless & Power Division (RFPD)	$ 369,936	$ 334,131	$ 296,334	$ 256,270	$ 222,599
Electron Device Group (EDG)	101,191	94,443	92,174	87,856	77,336
Display Systems Group (DSG)	82,111	95,010	78,078	66,452	64,191
Corporate[16]	4,053	5,513	6,557	7,266	8,165
Consolidated	$ 557,291	$ 529,097	$ 473,143	$ 417,844	$ 372,291
Balance Sheet Data:					
Cash, cash equivalents, and restricted cash	$ 79,335	$ 17,010	$ 24,301	$ 16,572	$ 16,611
Working capital	147,412	158,231	153,840	172,593	178,525
Property, plant and equipment, net	29,703	30,070	30,677	29,670	29,827
Total assets	349,071	309,299	283,940	281,035	267,293
Current maturities of long-term debt	65,711	14,016	22,305	4,027	46
Long-term debt	55,683	110,500	92,481	126,209	129,253
Stockholders' equity	136,545	98,240	97,396	86,181	77,606

(1) Fiscal Year - The Company's fiscal year ends on the Saturday nearest the end of May. Each of the fiscal years presented contains 52/53 weeks. All references herein for the years 2007, 2006, 2005, 2004, and 2003 represent the fiscal years ended June 2, 2007, June 3, 2006, May 28, 2005, May 29, 2004, and May 31, 2003, respectively.

(2) During fiscal 2007, the Company recorded $2.9 million of severance expense and other costs associated with the 2007 Restructuring Plan.

(3) During the fourth quarter of fiscal 2006, the Company recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable. In addition, during the fourth quarter of fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.

(4) In the third quarter of fiscal 2005, the Company recorded a $2.2 million restructuring charge as the Company terminated over 60 employees. In addition, the Company recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to its deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million).

(5) The Company recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to its deferred tax assets outside the United States.

(6) In the fourth quarter of fiscal 2003, the Company recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge as the Company eliminated over 70 positions or approximately 6% of its workforce. In addition, the Company recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to its deferred tax assets outside the United States.

(7) During the third quarter of fiscal 2007, the Company completed the sale of approximately 1.5 acres of real estate and a building located in Geneva, Illinois, resulting in a gain of $2.5 million before taxes. In addition, during the fourth quarter of fiscal 2007, the Company sold real estate and a building located in the United Kingdom, resulting in a gain of $1.5 million before taxes.

(8) In the fourth quarter of fiscal 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.

(9) During the first quarter of fiscal 2007, the Company recorded retirement of long-term debt expenses of $2.5 million in other expenses, net as the Company entered into two separate exchange agreements in August 2006 with certain holders of the Company's 8% convertible senior subordinated notes (8% notes) to purchase $14.0 million of the 8% notes.

(10) During the fourth quarter of fiscal 2007, the Company completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. This transaction resulted in an after tax gain of $41.6 million after additional transactions costs of $2.5 million were accrued as of June 2, 2007. Loss from discontinued operations for fiscal 2007 was $2.4 million, net of tax.

(11) In the second quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and as a result recorded a cumulative effect of accounting change of $17.9 million ($3.7 million, net of tax) to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, the Company no longer amortizes goodwill.

(12) The dividend per Class B common share was 90% of the dividend per common share.

(13) The weighted-average number of common shares outstanding includes 3,048, 3,093, 3,120, 3,168, and 3,207 Class B common shares for the fiscal years ended June 2, 2007, June 3, 2006, May 28, 2005, May 29, 2004, and May 31, 2003, respectively.

(14) Includes depreciation and amortization expense related to discontinued operations (SSD/Burtek) of $0.5 million, $0.3 million, $0.2 million, $0.3 million, and $0.3 million in fiscal 2007, 2006, 2005, 2004, and 2003, respectively.

(15) Includes capital expenditures related to discontinued operations (SSD/Burtek) of $0.2 million, $1.6 million, $0.4 million, $0.4 million, and $0.2 million in fiscal 2007, 2006, 2005, 2004, and 2003, respectively.

(16) Includes freight billed to customers, other non-specific net sales, and customer cash discounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or "engineered solutions," in response to customers' needs. These solutions include products which the Company manufactures or modifies and products which are manufactured to its specifications by independent manufacturers under the Company's own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

The Company's products include RF and microwave components, power semiconductors, electron tubes, microwave generators, and data display monitors. These products are used to control, switch or amplify electrical power signals, or as display devices in a variety of industrial, commercial, and communication applications.

On May 31, 2007, the Company completed the sale of the Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transaction costs of $2.5 million were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its multi-currency revolving credit agreement (credit agreement). The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, and prior period results and disclosures have been restated to reflect this reporting.

In an effort to reduce the Company's global operating costs related to logistics, selling, general, and administrative expenses and to better align its operating and tax structure on a global basis, the Company implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce future corporate and administrative expense. During fiscal 2007, the Company centralized inventory distribution in Europe, restructured its Latin American operations, and reduced its total workforce, including the elimination and restructuring of layers of management.

The total restructuring and severance costs to implement the plan were approximately $6.0 million, a majority of which were $2.7 million of severance costs recorded in the fourth quarter of fiscal 2006 and $2.2 million of severance costs recorded in fiscal 2007.

The Company's marketing, sales, product management, and purchasing functions are organized as three strategic business units (SBUs): RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Asia/Pacific, Europe, and Latin America.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales and Gross Profit Analysis

In fiscal 2007, consolidated net sales increased 5.3% to $557.3 million due mainly to higher sales of wireless, power, and electron device products partially offset by a decline in display systems. Fiscal 2007 contained 52 weeks as compared to 53 weeks in fiscal 2006. Consolidated net sales in fiscal 2006 increased 11.8% to $529.1 million as all three SBUs increased net sales over the prior year with strong demand for custom display and wireless products. In addition, effective June 1, 2005, the Company acquired A.C.T. Kern GmbH & Co. KG (Kern), a leading display technology company in Europe. Net sales for Kern, included in DSG and the European region, for fiscal 2006 were $14.1 million. Net sales by SBU and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended				
Net Sales	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs 06 % Change	FY06 vs 05 % Change
RFPD	$ 369,936	$ 334,131	$ 296,334	10.7%	12.8%
EDG	101,191	94,443	92,174	7.1%	2.5%
DSG	82,111	95,010	78,078	(13.6%)	21.7%
Corporate	4,053	5,513	6,557	(26.5%)	(15.9%)
Total	$ 557,291	$ 529,097	$ 473,143	5.3%	11.8%

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, inventory overstock charges, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross profit on freight and miscellaneous costs are included under the caption "Corporate." Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

	Fiscal Year Ended					
Gross Profit	June 2, 2007		June 3, 2006		May 28, 2005	
RFPD	$ 84,338	22.8 %	$ 75,834	22.7 %	$ 64,853	21.9 %
EDG	32,942	32.6 %	30,438	32.2 %	29,401	31.9 %
DSG	19,145	23.3 %	24,509	25.8 %	17,865	22.9 %
Subtotal	136,425	24.7 %	130,781	25.0 %	112,119	24.0 %
Corporate	(4,022)		(2,291)		(3,014)	
Total	$ 132,403	23.8 %	$ 128,490	24.3 %	$109,105	23.1 %

Net sales and gross profit trends are analyzed for each strategic business unit in the following sections.

RF, Wireless & Power Division

RFPD net sales increased 10.7% in fiscal 2007 to $369.9 million as compared with $334.1 million in fiscal 2006. The net sales growth for fiscal 2007 primarily related to an increase in sales of power conversion, infrastructure, and passive/interconnect product lines, partially offset by lower sales of broadcast products. Power conversion sales increased 32.2% to $49.9 million in fiscal 2007 from $37.8 million in fiscal 2006. The increase in net sales of power conversion during fiscal 2007 was mainly due to growth in Asia/Pacific which benefited from RFPD's penetration of the welding and steel manufacturing market with induction heating and power supply applications. Net sales of infrastructure products increased 30.2% in fiscal 2007 to $104.9 million from $80.5 million last fiscal year, as all four geographic regions improved over the prior year. During fiscal 2007, net sales of passive/interconnect products increased 6.2% to $59.0 million from $55.6 million last year, due to increased demand in Europe and Asia/Pacific. The increased sales volume was the main contributor to the 11.2% increase in gross profit to $84.3 million for fiscal 2007 as compared to $75.8 million last fiscal year. Gross margin remained relatively flat at 22.8% during fiscal 2007 as compared with 22.7% during fiscal 2006.

RFPD net sales increased 12.8% in fiscal 2006 to $334.1 million as compared with $296.3 million in fiscal 2005. The RFPD net sales growth for fiscal 2006 was mainly due to an increase in sales of the network access and infrastructure product lines. Network access products sales grew 16.9% to $123.2 million in fiscal 2006 from $105.3 million in fiscal 2005, primarily due to sales growth in Asia/Pacific. Sales of infrastructure products increased to $80.5 million, 10.7% higher than $72.7 million in fiscal 2005 due to sales growth in the U.S. and Europe. The net sales growth was the main contributor to the gross profit increase of 16.9% to $75.8 million for fiscal 2006. RFPD's gross margin increased to 22.7% in fiscal 2006 from 21.9% in fiscal 2005, primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005, and a shift in product mix in fiscal 2006 as a result of higher sales of engineered solutions. The gross margin improvement was partially offset by the increase in Asia/Pacific sales that reduced the overall gross margin due to lower gross margins in Asia/Pacific than other geographic regions.

Electron Device Group

EDG net sales increased 7.1% during fiscal 2007 to $101.2 million from $94.4 million during fiscal 2006. The net sales growth for fiscal 2007 was due to increased demand for semiconductor fabrication and tube products. Net sales to the semiconductor fabrication industry increased 30.0% during fiscal 2007 to $22.3 million from $17.2 million in fiscal 2006. The increase in net sales to the semiconductor fabrication equipment industry was due mainly to higher sales in North America, Asia/Pacific, and Europe. EDG has targeted semiconductor equipment manufacturers as an important market segment by selling semiconductor fabrication equipment products for high frequency and high power applications. This market focus lends itself to EDG's engineered solutions strategy of adding value to the component distribution sales by incorporating these products into subassemblies and assisting customers in product design. During fiscal 2007, tube sales increased to $69.6 million, a 1.9% increase from $68.3 million in fiscal 2006. Gross profit increased 8.2% during fiscal 2007 to $32.9 million from $30.4 million, due mainly to increased sales volume. Gross margin increased during fiscal 2007 to 32.6% from 32.2% last year. The increase in gross margin was due to improved margins on semiconductor fabrication equipment products.

EDG net sales increased 2.5% during fiscal 2006 to $94.4 million from $92.2 million during fiscal 2005. Semiconductor fabrication sales increased 22.5% during fiscal 2006 to $17.2 million as compared to $14.0 million in fiscal 2005 with growth mainly in the U.S. Gross profit for EDG increased 3.5% to $30.4 million during fiscal 2006 due to an improved product mix. Gross margin increased to 32.2% from 31.9% for fiscal 2006 and 2005, respectively, due to a slightly improved product mix primarily as a result of the increase in semiconductor fabrication equipment sales.

Display Systems Group

DSG net sales decreased 13.6% to $82.1 million during fiscal 2007 as compared with $95.0 million in fiscal 2006. The decrease in net sales for DSG was mainly the result of lower demand for medical monitors and custom displays. Net sales of medical monitors declined 37.3% to $21.7 million during fiscal 2007 from $34.6 million last fiscal year. Net sales of custom displays decreased to $40.2 million during fiscal 2007, a 12.8% decline from $46.1 million in fiscal 2006. DSG has a project-based business and approximately 22% of the net sales decline for custom displays in fiscal 2007 is due to the completion of a large project with the New York Stock Exchange during the first quarter of fiscal 2006. The remaining decrease is due to a decline in project business. Gross margin declined to 23.3% during fiscal 2007 from 25.8% during fiscal 2006 due to shifts in product mix. In addition, during the second quarter of fiscal 2006, the Company recorded a reduction in warranty expense of $0.9 million due to favorable warranty experience.

DSG net sales increased 21.7% during fiscal 2006 to $95.0 million as compared with $78.1 million in fiscal 2005. Net sales for Kern in fiscal 2006 were $14.1 million. The sales growth for fiscal 2006 was mainly due to the Kern acquisition and an increase in sales of the custom display product line which increased 3.0% to $46.1 million as compared to $44.7 million for fiscal 2005. DSG gross profit increased 37.2% to $24.5 million during fiscal 2006 from $17.9 million for fiscal 2005 due mainly to the higher sales volume. Gross margin increased to 25.8% from 22.9% during fiscal 2006 and 2005, respectively. The gross margin improvement was due mainly to an improved product mix primarily from sales growth in the medical monitor product lines. In addition, during the second quarter of fiscal 2006, the Company recorded a reduction in warranty expense of $0.9 million due to favorable warranty experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales by Geographic Area

The Company currently has 19 facilities in North America, 25 in Asia/Pacific, 20 in Europe, and 4 in Latin America. On a geographic basis, the Company primarily categorizes its sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales by geographic area and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended				
Net Sales	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs 06 % Change	FY06 vs 05 % Change
North America	$ 229,296	$ 227,926	$ 217,275	0.6 %	4.9 %
Asia/Pacific	165,230	147,993	124,763	11.6 %	18.6 %
Europe	143,823	129,212	109,626	11.3 %	17.9 %
Latin America	16,979	18,601	16,476	(8.7 %)	12.9 %
Corporate	1,963	5,365	5,003	(63.4 %)	7.2 %
Total	$ 557,291	$ 529,097	$ 473,143	5.3 %	11.8 %

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

	Fiscal Year Ended					
Gross Profit	June 2, 2007		June 3, 2006		May 28, 2005	
North America	$ 61,849	27.0 %	$ 59,059	25.9 %	$ 56,517	26.0 %
Asia/Pacific	39,052	23.6 %	35,532	24.0 %	29,683	23.8 %
Europe	36,481	25.4 %	35,161	27.2 %	30,116	27.5 %
Latin America	4,845	28.5 %	5,411	29.1 %	4,746	28.8 %
Subtotal	142,227	25.6 %	135,163	25.8 %	121,062	25.9 %
Corporate	(9,824)		(6,673)		(11,957)	
Total	$132,403	23.8 %	$128,490	24.3 %	$109,105	23.1 %

Net sales in North America increased slightly during fiscal 2007 to $229.3 million from $227.9 million last year. The increase in net sales during fiscal 2007 was mainly the result of increased sales of wireless, power conversion, and electron device products, partially offset by a decrease in display systems products. Gross margin increased to 27.0% during fiscal 2007 from 25.9% due to shifts in sales mix to higher margin electron device products.

Net sales in North America increased 4.9% in fiscal 2006 to $227.9 million as compared with $217.3 million in fiscal 2005 with all three SBUs contributing to the growth. A majority of the sales increase in fiscal 2006 was due to increases in demand for wireless products in the U.S. In addition, net sales in Canada experienced an overall gain of 8.8% to $19.5 million in fiscal 2006 versus $17.9 million in fiscal 2005. Gross margin remained relatively flat at 25.9% in fiscal 2006 as compared to 26.0% in fiscal 2005.

The Company experienced its ninth consecutive year of double-digit growth in Asia/Pacific as net sales increased 11.6% to $165.2 million in fiscal 2007 from $148.0 million in fiscal 2006. The increase during fiscal 2007 was primarily the result of strong demand for wireless infrastructure, power conversion, and passive/interconnect products, partially offset by a decline in demand for broadcast and network access products. Net sales in China increased 36.3% to $59.0 million during fiscal 2007. The net sales improvement in China was mainly the result of increased sales of infrastructure products resulting from production integration of the Company's designs in China's 3G system market. Net sales in China also increased due to continued strong demand for power conversion products in industrial uninterruptible power supply applications. During fiscal 2007, net sales in Japan increased 23.5% to $26.1 million due primarily to increased demand for power conversion, infrastructure, and network access products. Gross margin in Asia/Pacific decreased to 23.6% during fiscal 2007 from 24.0% due to an increase in sales mix of lower margin wireless infrastructure and power conversion products.

Net sales in Asia/Pacific increased 18.6% to $148.0 million in fiscal 2006 led by continued strong demand for wireless products in the cellular infrastructure, semiconductor fabrication, and broadcasting markets. Net sales in Korea increased 35.4% to $43.5 million mainly due to higher demand for network access products. Growth in broadcast product sales improved sales in Singapore by 29.3% to $23.5 million. In addition, the Company experienced an increase in network access and power components sales in China contributing to a 7.2% improvement to $43.3 million. Gross margins increased in all strategic business units in Asia/Pacific for fiscal 2006, as compared with fiscal 2005 due mainly to shifts in product mix focused on exclusive franchises, design registration programs, and the reduction of lower margin programs.

Net sales in Europe increased 11.3% in fiscal 2007 to $143.8 million from $129.2 million in the previous fiscal year. The increase in net sales was mainly due to increased demand for network access, power conversion, wireless, and electron device products. Net sales in Germany increased 23.3% during fiscal 2007 to $41.4 million, due mainly to increased demand for power conversion, wireless infrastructure, passive/interconnect, network access, and industrial tubes. During fiscal 2007, net sales for the United Kingdom increased 16.5% to $20.5 million. The net sales increase in the United Kingdom was primarily due to increased demand for display system and wireless infrastructure products. In addition, net sales in France increased 15.9% to $19.6 million during fiscal 2007 as a result of strong demand for infrastructure, passive/interconnect, and tube products. Gross margin in Europe decreased during fiscal 2007 to 25.4% from 27.2% last fiscal year. The decrease primarily related to shifts in product mix to lower margin wireless products.

Net sales in Europe grew 17.9% in fiscal 2006 to $129.2 million from $109.6 million in fiscal 2005 due to the incremental display systems products sales from the Kern acquisition and growth in wireless demand mainly in Israel, Spain, and Germany. This increase was partially offset by

Sales by Geographic Area (cont'd)

lower sales of electron device products. Gross margin in Europe in fiscal 2006 decreased to 27.2% from 27.5% in fiscal 2006 and 2005, respectively, primarily due to lower gross margins on wireless products as compared to electron device products.

Net sales in Latin America decreased 8.7% to $17.0 million in fiscal 2007 from $18.6 million in the previous fiscal year. The decline during fiscal 2007 was mainly due to a decline in demand for wireless, electron device, and display systems products. Gross margin decreased during fiscal 2007 to 28.5% as compared with 29.1% during fiscal 2006. The decrease in gross margin was primarily due to shifts in product mix and a more competitive wireless marketplace.

Net sales in Latin America improved 12.9% to $18.6 million in fiscal 2006 as compared with $16.5 million in fiscal 2005. The net sales growth was mainly driven by refocusing the EDG sales team after the realignment. Gross margin in Latin America increased to 29.1% in fiscal 2006 versus 28.8% in fiscal 2005 primarily due to higher gross margins from electron device products.

Selling, General and Administrative Expenses

Selling, general, and administrative (SG&A) expenses increased 6.6% to $128.2 million in fiscal 2007 as compared with $120.2 million last fiscal year. The increase in SG&A expenses for fiscal 2007 was primarily due to higher payroll-related, advertising, and travel expenses to support sales growth, higher healthcare expenses, an increase in distribution and logistics expenses related to the centralization of the Company's distribution centers, additional stock compensation expense of $0.8 million related to the adoption of SFAS No. 123 (Revised 2004), *Share-Based Payment*, (SFAS No. 123(R)), and restatement related expenses of $0.6 million. During fiscal 2007, severance expense and other costs related to the 2007 Restructuring Plan were $2.9 million. Total SG&A as a percentage of sales remained increased to 23.0% of net sales for fiscal 2007 as compared with 22.7% last fiscal year.

SG&A expenses increased 7.3% to $120.2 million in fiscal 2006 as compared with $112.0 million in fiscal 2005. The increase in SG&A expenses was primarily due to the acquisition of Kern and severance expense. The Company recorded severance expense of $4.0 million during fiscal 2006. During the third quarter of fiscal 2005, the Company recorded a restructuring charge, including severance and lease termination costs, of $2.2 million. Total SG&A expenses in fiscal 2006 decreased to 22.7% of net sales compared with 23.7% in fiscal 2005.

(Gain) Loss on Disposal of Assets

On April 5, 2007, the Company sold real estate and a building located in the United Kingdom for $1.9 million. The Company recorded a pre tax gain on sale of $1.5 million during the fourth quarter of fiscal 2007 with respect to the sale of this property.

On December 29, 2006, the Company sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3.1 million. The Company recorded a gain of $2.5 million during the third quarter of fiscal 2007 with respect to the sale of this property.

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The Company recorded a gain of $9.9 million during the fourth quarter of fiscal 2005 with respect to the sale of this property.

Other (Income) and Expense

In accordance with Emerging Issues Task Force (EITF) 87-24, *Allocation of Interest to Discontinued Operations* (EITF 87-24), the Company has allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under the Company's existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65.7 million as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5.9 million, $3.5 million, and $2.8 million for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations.

In fiscal 2007, other (income) expense decreased to an expense of $5.7 million from an expense of $6.9 million last fiscal year. The decrease in other (income) expense relates to a decrease in interest expense and favorable foreign exchange rate changes, partially offset by costs associated with the retirement of long-term debt. Interest expense decreased to $5.3 million during fiscal 2007 from $6.3 million in fiscal 2006. The decrease in interest expense relates to the Company's purchase of $14.0 million of the Company's 8% convertible senior subordinated notes (8% notes) during fiscal 2007. During fiscal 2007, other (income) expense included a foreign exchange gain of $1.1 million as compared with a foreign exchange loss of $0.7 million during fiscal 2006. The foreign exchange variance for fiscal 2007 was due to the weakening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies.

Other (Income) and Expense (cont'd)

Fiscal 2007 included costs associated with the retirement of long-term debt of $2.5 million due to the Company entering into two separate agreements in August 2006 with certain holders of the Company's 8% notes to purchase $14.0 million of the 8% notes.

In fiscal 2006, other (income) expense increased to an expense of $6.9 million from an expense of $4.7 million in fiscal 2005. Other (income) expense included a foreign exchange loss of $0.7 million during fiscal 2006 as compared to a foreign exchange gain of $1.0 million in fiscal 2005. The foreign exchange variance for fiscal 2006 was due to the strengthening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies. Interest expense increased to $6.3 million in fiscal 2006 as compared to $6.1 million in fiscal 2005.

Income Tax Provision

The effective income tax rates for fiscal 2007 and 2006 were 29.1% and 362.8%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income or losses, foreign branch income subject to U.S. tax and valuation allowances related to net operating losses.

While the valuation allowance increased $1.8 million from June 3, 2006 to June 2, 2007, the Company recognized a tax benefit of $1.4 million related to the valuation allowance because of the allocation of taxes between continuing operations and discontinued operations required by U.S. generally accepted accounting principles. This tax benefit reduced the effective tax rate by 64.9% as of June 2, 2007. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $6.3 million which increased the effective income tax rate by 415.6%.

At June 2, 2007, domestic federal net operating loss carryforwards (NOL) amount to approximately $38.1 million. These federal NOL's expire between 2024 and 2027. Domestic state net operating loss carryforwards (NOL) amount to approximately $49.6 million. These state NOL's expire between 2007 and 2027. Foreign net operating loss carryforwards total approximately $11.6 million with various or indefinite expiration dates. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 2, 2007, in the amount of $1.2 million that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $2.5 million, $1.9 million, and $0.6 million in fiscal 2007, 2006, and 2005, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, *Accounting for Income Taxes - Special Areas*. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries' earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management's potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management's potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not affect the fiscal 2006 tax provision. Cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $125.8 million at June 2, 2007. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company's appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company's favor. The Company recorded a reduction to income tax provision for approximately $1.0 million related to the appeal settlement and subsequently received the refund during fiscal 2007.

Income Tax Provision (cont'd)

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI in fiscal 2007. When this benefit is fully phased out, it will have no impact on the rate.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes* (FIN 48). FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where the Company has lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, the Company is subject to the examination of its income tax returns by U.S. and foreign tax authorities and regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Discontinued Operations

The following table summarizes results of discontinued operations, consisting of SSD/Burtek:

	Fiscal Year Ended				
	June 2, 2007	June 3, 2006	May 28, 2005	FY07 vs 06 % Change	FY06 vs 05 % Change
Net sales	$ 107,510	$108,843	$ 105,581	(1.2%)	3.1%
Gross profit	27,788	27,279	26,889	1.9%	1.5%
Gross margin %	25.8%	25.1%	25.5%		
(Loss) income, net of tax	(2,434)	1,368	2,763		

SSD/Burtek net sales decreased slightly during fiscal 2007 to $107.5 million, a 1.2% decline from $108.8 million last fiscal year, due mainly to a decline in demand for private label products. Gross profit remained relatively flat in fiscal 2007 at $27.8 million versus $27.3 million last fiscal year. Gross margin increased during fiscal 2007 to 25.8% from 25.1% last year mainly due to lower inventory overstock and scrap expense.

SSD/Burtek net sales increased 3.1% to $108.8 million in fiscal 2006 from $105.6 million in fiscal 2005. Net sales of private label products increased 9.0% to $35.0 million during fiscal 2006 as compared with $32.1 million during fiscal 2005, and were partially offset by a slight decrease in distribution products. Net sales in Canada in fiscal 2006 increased 13.2% from the prior year; however, net sales in Europe and the U.S. in fiscal 2006 decreased 18.0% and 9.8%, respectively. Gross profit and gross margin as a percentage of net sales remained relatively flat during fiscal 2006 as compared to fiscal 2005.

In accordance with EITF 87-24 the Company has allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under the Company's existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65.7 million as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5.9 million, $3.5 million, and $2.8 million for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations.

Net Income and Per Share Data

In fiscal 2007, the Company reported net income of $40.7 million, or $2.30 per diluted common share and $2.11 per diluted Class B common share. In fiscal 2006, the Company reported a net loss of $2.6 million, or $0.15 per diluted common share and $0.14 per diluted Class B common share. In fiscal 2005, the Company reported a net loss of $16.0 million, or $0.96 per diluted common share and $0.87 per diluted Class B common share.

Liquidity and Capital Resources

The Company has financed its growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and dispositions of businesses and assets.

Cash and cash equivalents was $17.4 million at June 2, 2007 as compared to $17.0 million at June 3, 2006. Cash used in operating activities during fiscal 2007 of $9.7 million was primarily due to the increase in inventories and receivables, partially offset by an increase in payables. The increase in inventories is due to higher inventory stocking levels to support anticipated sales growth. Accounts receivable increased due to increased sales levels. Accounts payable increased due to the increased levels of inventory. Cash provided by operating activities of $5.5 million in fiscal 2006 was due to the increase in payables partially offset by increases in inventories and accounts receivable. Receivables increased due to an approximate 13% increase in sales volume during the last two months of fiscal 2006 as compared to fiscal 2005, while inventories increased due to the Kern and Image Systems acquisitions and increased levels of inventory in anticipation of future increases in sales. The increase in payables was primarily the result of the increased levels of inventory.

Net cash provided by investing activities during fiscal 2007 of $80.3 million was mainly due to proceeds from the sale of SSD/Burtek of $78.1 million, proceeds from the sale of assets of $5.1 million, and the liquidation of $3.5 million of long-term investments, partially offset by capital expenditures of $6.4 million primarily related to information technology projects. For fiscal 2006, net cash used in investing activities of $12.7 million was mainly the result of the Kern acquisition, effective June 1, 2005, located in Donaueschingen in southern Germany. The cash outlay for Kern was $6.6 million, net of cash acquired. In addition, effective October 1, 2005, the Company acquired certain assets of Image Systems, a subsidiary of Communications Systems, Inc. in Hector, Minnesota. The initial cash outlay for Image Systems was $0.2 million. In addition, the Company spent $6.2 million on capital projects during fiscal 2006 primarily related to facility and information technology projects.

Net cash used in financing activities during fiscal 2007 of $71.2 million was mainly due to amounts maintained as restricted cash of $61.9 million resulting from proceeds from the sale of the SSD/Burtek business unit, that are required by the Company's credit agreement to be used to pay down outstanding debt amounts under the credit agreement, cash payments on the early debt retirement of $15.9 million, and dividend payments of $2.8 million, partially offset by net debt borrowings of $8.1 million. Net cash used in financing activities was $0.6 million in fiscal 2006.

The credit agreement balance of $65.7 million is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. The Company entered into a new $40.0 million credit agreement (new credit agreement) on July 27, 2007 which includes a Euro subfacility ($15.0 million) and a Singapore subfacility ($5.0 million). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on the Company's assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

On September 8, 2006, the Company purchased $6.0 million of the 8% notes, and on December 8, 2006, the Company purchased $8.0 million of the 8% notes. The purchases were financed through additional borrowings under the Company's credit agreement. As the 8% notes are subordinate to the Company's existing credit agreement, the Company received a waiver from its lending group to permit the purchases. The Company recorded costs associated with the retirement of long-term debt of $2.5 million in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $0.6 million.

On November 21, 2005, the Company sold $25.0 million in aggregate principal amount of 8% notes due 2011 pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8% notes to be redeemed, plus accrued and unpaid interest, if any, to, but

Liquidity and Capital Resources (cont'd)

excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company's existing and future senior debt. The 8% notes rank on parity with the Company's existing 7¾% convertible senior subordinated notes (7¾% notes) due December 2011.

In February 2005, the Company issued $44.7 million of 7¾% notes due 2011 in exchange for $22.2 million of its 7¼% convertible debentures (7¼% debentures) due December 2006 and $22.5 million of its 8¼% convertible senior debentures (8¼% debentures) due June 2006. The 7¾% notes are convertible at the holder's option, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $18.00 per share, subject to adjustments in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7¾% notes into shares of common stock if the trading prices of the common stock exceeds 125% of the conversion price of the 7¾% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the date of the automatic conversion notice. Subsequent to the exchange, the Company had outstanding $4.8 million of 7¼% debentures due December 2006, $17.5 million of 8¼% debentures due June 2006, and $44.7 million of 7¾% notes.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109 million. On August 4, 2006, the Company amended its credit agreement and decreased the facility to approximately $97.9 million (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement was terminated on July 27, 2007. The portion of the credit line available for the Company to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by the Company's trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 2, 2007, the applicable margin was 2.00%, $65.7 million was outstanding under the credit agreement, outstanding letters of credit were $0.4 million, the unused line was $31.7 million, and the available credit line was limited to $0.7 million due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

The Company's credit agreement consisted of the following facilities as of June 2, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$ 77,500	$ 46,400	8.25 %
Canada Facility	2,261	2,150	6.00 %
UK Facility	8,909	8,790	7.66 %
Euro Facility	6,727	6,727	5.92 %
Japan Facility	2,465	1,644	2.72 %
Total	$ 97,862	$ 65,711	7.72 %

Note: Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On March 3, 2007, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio. On April 5, 2007, the Company received a waiver from its lending group for the default.

On January 19, 2007, the Company executed an amendment to the credit agreement to facilitate the implementation of a European cash sweeping program. In addition, the amendment decreased the Company's Canada Facility and increased the Company's U.S. Facility by approximately $7.5 million.

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio, and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14.0 million of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company's Sweden Facility; (vi) reduced the Company's Canada Facility by approximately $5.4 million; (vii) changed the definition of "Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)" for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20.0 million until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10.0 million.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

Annual dividend payments for fiscal 2007 amounted to $2.8 million. The Company's policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure. Over the last 20 years, the Company has been in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per Class B common share. The Company currently expects to continue paying dividends at this historical rate in fiscal 2008.

See Item 7A for "Risk Management and Market Sensitive Financial Instruments" for information regarding the effect on net income of market changes in interest rates.

Contractual Obligations

Contractual obligations by expiration period as of June 2, 2007 are presented in the table below (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Convertible notes[1]	$ 55,683	$ —	$ —	$ 55,683	$ —
Convertible notes - interest[1]	19,285	4,343	8,686	6,256	—
Multi-currency revolving credit agreement[2]	65,711	65,711	—	—	—
Multi-currency revolving credit agreement - interest[2]	1,268	1,268	—	—	—
Lease obligations[3]	10,549	3,830	4,244	1,700	775
Purchase obligations[4]	148,965	148,965	—	—	—
Other[5]	451	309	142	—	—
Total	$ 301,912	$ 224,426	$ 13,072	$ 63,639	$ 775

(1) Convertible notes consist of the 7¾% notes, with principal of $44.7 million due December 2011, and 8% notes, with principal of $11.0 million due June 2011.

(2) The credit agreement expires in October 2009 and bears interest at applicable LIBOR rates plus a 200 basis point margin. The credit agreement balance of $65.7 million is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. The Company completed the refinancing of the credit agreement on July 27, 2007. Interest in the table above is calculated using 7.72% interest rate and $65.7 million principal amount as of June 2, 2007 through the end of the first quarter of fiscal year 2008.

(3) Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.

(4) The Company has outstanding purchase obligations with vendors at the end of fiscal 2007 to meet operational requirements as part of the normal course of business.

(5) The Company has a physical distribution agreement with a third-party logistics provider.

The Company believes that the existing sources of liquidity, including current and restricted cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended May 31, 2008.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding the Company's financial position and results of operations. Their application involves more significant judgments and estimates in preparation of the Company's consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Significant changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 2, 2007, the allowance for doubtful accounts was $1.6 million as compared to $2.0 million at June 3, 2006.

Impairment of Investments

The Company holds a portfolio of investment securities and periodically assesses its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management's assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and the Company's cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. The Company recognized investment impairment of less than $0.1 million in fiscal 2007 and 2005, and $0.1 million in fiscal 2006.

Inventories

The Company carries all its inventories at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management's estimates, additional provisions may be necessary.

The Company recorded inventory obsolescence and overstock provisions of $0.9 million, $0.8 million, and $3.4 million in fiscal 2007, 2006, and 2005, respectively, which were included in cost of sales. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Long-Lived and Intangible Assets

The Company periodically evaluates the recoverability of the carrying amounts of its long-lived assets, including software, property, plant and equipment. The Company assesses in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows to be derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of the Company's goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, Company profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in impairment charges.

Effective June 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement changed the accounting for goodwill and indefinite lived assets from an amortization approach to an impairment-only approach. The Company performs its impairment test as of the third quarter of each fiscal year. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded in fiscal 2007.

Warranties

The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statement of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Stock Compensation

Effective June 4, 2006, the Company adopted SFAS No. 123(R) which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. The Company estimates fair value using the Black-Scholes option-pricing model, which requires assumptions such as expected volatility, risk-free interest rate, expected life, and dividends. Compensation cost is recognized using a graded-vesting schedule over the applicable vesting period, or date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). See Note A of the notes to the consolidated financial statements for further information.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company's projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

At June 2, 2007 and June 3, 2006, the Company's deferred tax assets related to tax carryforwards were $20.0 million and $13.6 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

The Company has recorded valuation allowances for the majority of its federal deferred tax assets and loss carryforwards, and for tax loss carryforwards of certain non-U.S. subsidiaries. The Company believes that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In June 2006, the FASB issued FIN 48. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for the Company beginning in fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 may have on the financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB No. 108) regarding the quantification of financial statement misstatements. SAB No. 108 requires a "dual approach" for quantifications of errors using both a method that focuses on the income statement impact, including the cumulative effect of prior years' misstatements, and a method that focuses on the period-end balance sheet. SAB No. 108 will be effective for the Company beginning in fiscal 2008. The Company does not expect the adoption to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB's long-term objectives for financial instruments. SFAS No. 159 will be effective for the Company beginning in fiscal 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

All statements other than statements of historical facts included in this report are statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "may," "will," "should," "could," "expect," "plan," "intend," "estimate," "anticipate," "predict," "believe," "potential," "continue," and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Market Sensitive Financial Instruments

Certain operations, assets, and liabilities of the Company are denominated in foreign currencies subjecting the Company to foreign currency exchange risk. In addition, some of the Company's debt financing varies with market rates exposing the Company to the market risk from changes in interest rates. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position of the Company.

The Company's multi-currency revolving credit agreement's interest rate varies based on market interest rates. Had interest rates increased 10%, additional interest expense, tax effected, would have decreased the net income by an estimated $0.3 million in fiscal 2007, and increased the net loss by an estimated $0.2 million in fiscal 2006.

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in member countries of the European Union, Asia/Pacific and, to a lesser extent, Canada and Latin America. Tools that the Company may use to manage foreign exchange exposures include currency clauses in sales contracts, local debt to offset asset exposures and forward contracts to hedge significant transactions. The Company has not entered into any forward contracts in fiscal 2007 or 2006.

Had the U.S. dollar strengthened 10% against various foreign currencies, net sales would have been lower by an estimated $21.2 million for fiscal 2007 and an estimated $18.7 million for fiscal 2006. Total assets would have declined by an estimated $17.9 million as of the fiscal year ended June 2, 2007 and an estimated $10.0 million as of the fiscal year ended June 3, 2006, while the total liabilities would have decreased by an estimated $3.8 million as of the fiscal year ended June 2, 2007 and an estimated $2.7 million as of the fiscal year ended June 3, 2006.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

Consolidated Balance Sheets

(in thousands)	June 2, 2007	June 3, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 17,436	$ 17,010
Restricted cash	61,899	—
Receivables, less allowance of $1,574 and $1,965	105,709	99,631
Inventories	110,174	99,484
Prepaid expenses	5,129	3,509
Deferred income taxes	2,131	1,527
Current assets of discontinued operations held for sale	242	34,168
Total current assets	302,720	255,329
Non-current assets:		
Property, plant and equipment, net	29,703	30,070
Goodwill	11,611	11,256
Other intangible assets, net	1,581	2,092
Non-current deferred income taxes	389	1,300
Assets held for sale	1,004	1,018
Other assets	2,058	3,814
Non-current assets of discontinued operations held for sale	5	4,420
Total non-current assets	46,351	53,970
Total assets	$ 349,071	$309,299
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 55,530	$ 45,194
Accrued liabilities	31,330	29,769
Current portion of long-term debt	65,711	14,016
Current liabilities of discontinued operations held for sale	2,737	8,119
Total current liabilities	155,308	97,098
Non-current liabilities:		
Long-term debt, less current portion	55,683	110,500
Non-current liabilities	1,535	1,169
Non-current liabilities of discontinued operations held for sale	—	2,292
Total non-current liabilities	57,218	113,961
Total liabilities	212,526	211,059
Stockholders' equity:		
Common stock, $0.05 par value; issued 15,920 shares at June 2, 2007 and 15,663 shares at June 3, 2006	796	783
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at June 2, 2007 and 3,093 shares at June 3, 2006	152	155
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	118,880	119,149
Common stock in treasury, at cost, 1,179 shares at June 2, 2007 and 1,261 shares at June 3, 2006	(6,989)	(7,473)
Retained earnings (accumulated deficit)	21,631	(19,048)
Accumulated other comprehensive income	2,075	897
Accumulated other comprehensive income from discontinued operations held for sale	—	3,777
Total stockholders' equity	136,545	98,240
Total liabilities and stockholders' equity	$ 349,071	$ 309,299

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)	Fiscal Year Ended June 2, 2007	June 3, 2006	May 28, 2005
Net sales	$ 557,291	$ 529,097	$ 473,143
Cost of sales	424,888	400,607	364,038
Gross profit	132,403	128,490	109,105
Selling, general, and administrative expenses	128,175	120,233	112,011
Gain on disposal of assets	(3,616)	(154)	(9,918)
Operating income	7,844	8,411	7,012
Other (income) expense:			
Interest expense	5,292	6,281	6,133
Investment income	(992)	(411)	(388)
Foreign exchange (gain) loss	(1,078)	712	(969)
Retirement of long-term debt expenses	2,540	—	—
Other, net	(100)	303	(51)
Total other expense	5,662	6,885	4,725
Income from continuing operations before income taxes	2,182	1,526	2,287
Income tax provision	634	5,536	21,067
Income (loss) from continuing operations	1,548	(4,010)	(18,780)
Discontinued operations:			
Income (loss) from discontinued operations, net of provision for income tax of $3,428, $2,682, and $3,533, respectively	(2,434)	1,368	2,763
Gain on sale of discontinued operations, net of provision for income tax of $2,824	41,565	—	—
Income from discontinued operations	39,131	1,368	2,763
Net income (loss)	$ 40,679	$ (2,642)	$ (16,017)
Net income (loss) per common share - basic:			
Income (loss) from continuing operations	$ 0.09	$ (0.23)	$ (1.13)
Income from discontinued operations	2.27	0.08	0.17
Net income (loss) per common share - basic	$ 2.36	$ (0.15)	$ (0.96)
Net income (loss) per Class B common share - basic:			
Income (loss) from continuing operations	$ 0.08	$ (0.21)	$ (1.02)
Income from discontinued operations	2.04	0.07	0.15
Net income (loss) per Class B common share - basic	$ 2.12	$ (0.14)	$ (0.87)
Net income (loss) per common share - diluted:			
Income (loss) from continuing operations	$ 0.09	$ (0.23)	$ (1.13)
Income from discontinued operations	2.21	0.08	0.17
Net income (loss) per common share - diluted	$ 2.30	$ (0.15)	$ (0.96)
Net income (loss) per Class B common share - diluted:			
Income (loss) from continuing operations	$ 0.08	$ (0.21)	$ (1.02)
Income from discontinued operations	2.03	0.07	0.15
Net income (loss) per Class B common share - diluted	$ 2.11	$ (0.14)	$ (0.87)
Weighted average number of shares:			
Common shares - basic	14,517	14,315	13,822
Class B common shares - basic	3,048	3,093	3,120
Common shares - diluted	17,667	14,315	13,822
Class B common shares - diluted	3,048	3,093	3,120
Dividends per common share	$ 0.160	$ 0.160	$ 0.160
Dividends per Class B common share	$ 0.144	$ 0.144	$ 0.144

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	June 2, 2007	June 3, 2006	May 28, 2005
			Fiscal Year Ended
Operating activities:			
Net income (loss)	$ 40,679	$ (2,642)	$ (16,017)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	6,126	6,240	5,298
Stock compensation expense	845	—	—
Gain on disposition of segment of business	(41,565)	—	—
(Gain) loss on disposal of assets	(3,582)	3	(9,918)
Retirement of long-term debt expenses	2,540	—	—
Deferred income taxes	309	1,462	18,281
Receivables	(3,635)	(5,417)	2,303
Inventories	(9,836)	(10,420)	(9,618)
Accounts payable and accrued liabilities	2,637	15,910	1,037
Other liabilities	371	(267)	1,156
Other	(4,558)	588	5,465
Net cash (used in) provided by operating activities	(9,669)	5,457	(2,013)
Investing activities:			
Capital expenditures	(6,401)	(6,211)	(6,975)
Proceeds from sale of assets	5,093	278	10,925
Proceeds from sale of segment of business, net of transaction expenses paid	78,114	—	—
Business acquisitions, net of cash acquired	—	(6,800)	(971)
Proceeds from sales of available-for-sale securities	3,774	2,317	3,042
Purchases of available-for-sale securities	(274)	(2,317)	(3,042)
Net cash provided by (used in) investing activities	80,306	(12,733)	2,979
Financing activities:			
Proceeds from borrowings	258,561	252,997	113,229
Payments on debt	(250,419)	(249,853)	(131,624)
Restricted cash	(61,899)	—	—
Proceeds from issuance of common stock	1,948	710	29,729
Cash dividends	(2,764)	(2,736)	(2,719)
Payments on retirement of long-term debt	(15,915)	—	—
Other	(674)	(1,711)	(2,364)
Net cash (used in) provided by financing activities	(71,162)	(593)	6,251
Effect of exchange rate changes on cash and cash equivalents	951	578	512
Increase (decrease) in cash and cash equivalents	426	(7,291)	7,729
Cash and cash equivalents at beginning of period	17,010	24,301	16,572
Cash and cash equivalents at end of period	$ 17,436	$ 17,010	$ 24,301

Supplemental Disclosure of Cash Flow Information:

Cash paid during the fiscal year for:			
Interest	$ 11,142	$ 9,026	$ 9,131
Income taxes	$ 2,530	$ 1,916	$ 565

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands)	Comprehensive Income (Loss)	Common	Class B Common	Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Discontinued Accumulated Other Comprehensive Income (Loss)	Total
Balance May 29, 2004:		12,524	3,168	$ 784	$ 93,877	$ (8,515)	$ 1,650	$ (2,415)	$ 800	$ 86,181
Comprehensive income (loss):										
Net loss	$ (16,017)	—	—	—	—	—	(16,017)	—	—	(16,017)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	—	242
Currency translation, net of tax	597	—	—	—	—	—	—	33	564	597
Fair value adjustments on investment, net of tax	121	—	—	—	—	—	—	121	—	121
Cash flow hedges, net of tax	66	—	—	—	—	—	—	66	—	66
Comprehensive loss	$ (15,233)									
Common stock issued		3,025	—	152	28,153	621	—	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—	—
Dividends paid to:										
Common ($0.04 per share)		—	—	—	(568)	—	(1,699)	—	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	—	(453)
Balance May 28, 2005:		15,597	3,120	936	121,591	(7,894)	(16,406)	(2,195)	1,364	97,396
Comprehensive income (loss):										
Net loss	$ (2,642)	—	—	—	—	—	(2,642)	—	—	(2,642)
Recognition of unearned compensation	—	—	—	—	(17)	—	—	—	—	(17)
Currency translation, net of tax	5,289	—	—	—	—	—	—	2,876	2,413	5,289
Fair value adjustments on investment, net of tax	216	—	—	—	—	—	—	216	—	216
Comprehensive income	$ 2,863									
Common stock issued		39	—	2	311	421	—	—	—	734
Conversion of Class B shares to common stock		27	(27)	—	—	—	—	—	—	—
Dividends paid to:										
Common ($0.04 per share)		—	—	—	(2,289)	—	—	—	—	(2,289)
Class B ($0.036 per share)		—	—	—	(447)	—	—	—	—	(447)
Balance June 3, 2006:		15,663	3,093	938	119,149	(7,473)	(19,048)	897	3,777	98,240
Comprehensive income:										
Net income	$ 40,679	—	—	—	—	—	40,679	—	—	40,679
Recognition of unearned compensation	—	—	—	—	8	—	—	—	—	8
Stock compensation	—	—	—	—	930	—	—	—	—	930
Currency translation, net of tax	2,566	—	—	—	—	—	—	1,459	1,107	2,566
Fair value adjustments on investment, net of tax	— (281)	—	—	—	—	—	—	(281)	—	(281)
Comprehensive income	$ 42,964									
Recognition of currency translation		—	—	—	—	—	—	—	(4,884)	(4,884)
Common stock issued		212	—	10	1,557	484	—	—	—	2,051
Conversion of Class B shares to common stock		45	(45)	—	—	—	—	—	—	—
Dividends paid to:										
Common ($0.04 per share)		—	—	—	(2,323)	—	—	—	—	(2,323)
Class B ($0.036 per share)		—	—	—	(441)	—	—	—	—	(441)
Balance June 2, 2007		15,920	3,048	$ 948	$118,880	$ (6,989)	$ 21,631	$ 2,075	$ —	$136,545

See accompanying notes to consolidated financial statements.

(In thousands, except per share amounts)

Note A — Significant Accounting Policies

Principles of Consolidation: Fiscal Year - Richardson Electronics, Ltd. (the "Company") fiscal year ends on the Saturday nearest the end of May. Fiscal years 2007 and 2005 contain 52 weeks while fiscal year 2006 contains 53 weeks. All references herein for the years 2007, 2006, and 2005 represent the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments, with the exception of long-term debt as disclosed in Note H, were not materially different from their carrying or contract values at June 2, 2007 and June 3, 2006.

Cash Equivalents and Restricted Cash: The Company considers short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

The Company maintained $61,899 of restricted cash as of June 2, 2007, due to year end cash balances resulting from proceeds from the sale of the Company's Security Systems Division/Burtek Systems (SSD/Burtek) business unit, that are required by the Company's multi-currency revolving credit agreement (credit agreement) to be used to pay down outstanding debt amounts under the credit agreement.

Allowance for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Significant changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 2, 2007, the allowance for doubtful accounts was $1,574 as compared to $1,965 at June 3, 2006.

Inventories: The Company's worldwide inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,163, $5,582, and $4,734 in fiscal 2007, 2006, and 2005, respectively. Property, plant and equipment consist of the following:

	June 2, 2007	June 3, 2006
Land and improvements	$ 1,274	$ 1,307
Buildings and improvements	18,165	18,484
Computer and communications equipment	29,966	28,688
Machinery and other equipment	19,266	18,484
	68,671	66,963
Accumulated depreciation	(38,968)	(36,893)
Property, plant and equipment, net	$ 29,703	$ 30,070

Supplemental disclosure information of the estimated useful life of the asset:	
Land and improvements	10 years
Buildings and improvements	10 - 30 years
Computer and communications equipment	3 - 10 years
Machinery and other equipment	3 - 10 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, licensing fees, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $8,042 and $5,022 at June 2, 2007 and June 3, 2006, respectively.

(In thousands, except per share amounts)

Other Assets: Other assets consist of the following:

	June 2, 2007	June 3, 2006
Investments	$ 1,001	$ 3,781
Notes receivable	1,057	—
Other deferred charges, net	—	33
Other assets	$ 2,058	$ 3,814

The Company's investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $3,774, $2,317, and $3,042 during fiscal 2007, 2006, and 2005, respectively. During the second quarter of fiscal 2007, the Company retained $3,500 of the proceeds from the sale of securities, while in prior periods all the proceeds from the sale of securities were reinvested. The cost of the equity securities sold were based on a specific identification method. Gross realized gains on those sales were $773, $299, and $372 in fiscal 2007, 2006, and 2005, respectively. Gross realized losses on those sales were $64, $141, and $102 in fiscal 2007, 2006, and 2005, respectively. Net unrealized holding gains of $428, $216, and $121, have been included in accumulated comprehensive income (loss) for fiscal 2007, 2006, and 2005, respectively.

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, for the investment in marketable equity securities with fair values less than cost basis:

Marketable Security Holding Length

	Less than 12 months		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 2, 2007						
Common Stock	$ 65	$ 4	$ —	$ —	$ 65	$ 4
June 3, 2006						
Common Stock	$ 623	$ 34	$ 158	$ 17	$ 781	$ 51

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, (SFAS No. 142) which requires that goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually, or more frequently, if events or circumstances indicate that goodwill might be impaired. The Company utilizes the comparison of reporting units' fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 and the annual impairment test are discussed in Note C.

Accrued Liabilities: Accrued liabilities consist of the following:

	June 2, 2007	June 3, 2006
Compensation and payroll taxes	$ 11,041	$ 12,035
Interest	1,990	2,730
Income taxes	10,408	7,986
Professional fees	1,165	1,884
Other accrued expenses	6,726	5,134
Accrued liabilities	$ 31,330	$ 29,769

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer's original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for fiscal 2007 and 2006 were as follows:

	Warranty Reserve
Balance at May 28, 2005	$ 1,439
Accruals for products sold	932
Utilization	(589)
Adjustment	(946)
Balance at June 3, 2006	$ 836
Accruals for products sold	629
Utilization	(594)
Adjustment	(456)
Balance at June 2, 2007	$ 415

During the second quarter of fiscal 2003, the Display Systems Group provided a three-year warranty on some of its products. As the extended warranty on the first products sold under the warranty program expired during the second quarter of fiscal 2006, along with additional warranty experience available during the first six months of fiscal 2006, the Company revised its estimate of the warranty reserve to reflect the actual warranty experience to date. As a result, an adjustment of $946 was recorded during the second quarter of fiscal 2006. As a result of lower than anticipated failure rates and lower sales volume of products with this warranty feature, further reserve adjustments of $456 were recorded during fiscal 2007.

Non-Current Liabilities: Non-current liabilities of $1,535 at June 2, 2007 and $1,169 at June 3, 2006 represent the pension obligations for qualified Korea and Italy employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was gain of $1,078 in fiscal 2007, a loss of $712 in fiscal 2006, and a gain of $969 in fiscal 2005. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders' equity.

Revenue Recognition: The Company's product sales are recognized as revenue upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company's terms are generally FOB shipping point and sales are recorded net of discounts and returns based on the Company's historical experience. The Company's products are often manufactured to meet the specific design needs of its customers' applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of sales.

Income Taxes: The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company's projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

Discontinued Operations: In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, (SFAS No. 144) the Company reported the results of SSD/Burtek as a discontinued operation, and has restated prior periods to reflect this presentation. The application of SFAS No. 144 is discussed in Note B.

Stock-Based Compensation: Prior to fiscal 2007, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations (APB No. 25), and adopted the disclosure-only provision of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB No. 25, no stock-based compensation cost was reflected in net income for grants of stock options prior to fiscal 2006 because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. Stock-based compensation totaled approximately $964 in fiscal 2006 and $1,834 in fiscal 2005.

Under APB No. 25, pro-forma expense for stock options was calculated using a graded-vesting schedule over the applicable vesting period, which generally ranges from two to four years. Upon adoption of SFAS No. 123 (Revised 2004), *Share-Based Payment*, (SFAS No. 123(R)) the Company records compensation expense using a graded-vesting schedule over the applicable vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123(R), the Company's net income and earnings per share for fiscal 2006 and fiscal 2005 would have been reduced to the pro-forma amount illustrated as follows (in thousands, except per share amounts):

	Fiscal Year Ended	
	June 3, 2006	May 28, 2005
Net loss - as reported	$ (2,642)	$ (16,017)
Add: Reported stock-based compensation expense, net of tax	7	425
Deduct: Fair valued based compensation expense, net of tax	(964)	(1,834)
Pro-forma net loss	$ (3,599)	$ (17,426)
Earnings per share, as reported:		
Common stock - basic	$ (0.15)	$ (0.96)
Class B common stock - basic	$ (0.14)	$ (0.87)
Common stock - diluted	$ (0.15)	$ (0.96)
Class B common stock - diluted	$ (0.14)	$ (0.87)
Earnings per share, pro forma:		
Common stock - basic	$ (0.21)	$ (1.05)
Class B common stock - basic	$ (0.19)	$ (0.95)
Common stock - diluted	$ (0.21)	$ (1.05)
Class B common stock - diluted	$ (0.19)	$ (0.95)

Effective June 4, 2006, the Company adopted SFAS No. 123 (R), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Using the modified prospective method, stock-based compensation for fiscal 2007 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 3, 2006. Stock-based compensation totaled approximately $1,038 for fiscal 2007.

Stock options granted to members of the Board of Directors generally vest immediately and stock options granted to employees generally vest over a period of five years and have contractual terms for exercise of ten years. A summary of stock option activity is as follows (in thousands, except option prices and years):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contactual Price	Aggregate Intrinsic Value
Options outstanding at May 29, 2004	1,455	$ 9.58		
Granted	313	7.75		
Exercised	(24)	6.96		
Cancelled	(43)	4.05		
Options outstanding at May 28, 2005	1,701	$ 9.46		
Granted	436	8.14		
Exercised	(41)	7.22		
Cancelled	(245)	8.86		
Options outstanding at June 3, 2006	1,851	$ 9.26		
Granted	319	8.70		
Exercised	(212)	7.18		
Cancelled	(257)	9.35		
Options outstanding at June 2, 2007	1,701	$ 9.40	5.76	$ 2,132
Options exercisable at June 2, 2007	1,046	$ 9.97	3.96	$ 1,308

There were 212 stock options exercised during fiscal 2007, with cash received of $1,522 and a realized gain of $428. The total intrinsic value of options exercised during fiscal 2007 and 2006 totaled $465 and $50, respectively. The weighted average fair value of stock option grants was $3.94 for fiscal 2007 and $3.14 for fiscal 2006. As of June 2, 2007, total unrecognized compensation costs related to nonvested stock options was $1,707 which is expected to be recognized over the remaining weighted average period of five years. The total grant date fair value of stock options vested during fiscal 2007 was $609.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended	
	June 2, 2007	June 3, 2006
Expected volatility	48.12%	43.49%
Risk-free interest rate	4.73%	4.30%
Expected lives	6.50	5.12
Annual cash dividend	$ 0.16	$ 0.16

The fiscal 2007 and 2006 expected volatility assumptions are based on historical experience. The fiscal 2007 expected stock option life assumption is based on the Securities and Exchange Commission's guidance in Staff Accounting Bulletin No. 107 and the fiscal 2006 expected stock option life assumption is based on historical experience. The risk-free interest rate is based on the yield of a treasury note with a remaining term equal to the expected life of the stock option.

The following table summarizes information about stock options outstanding at June 2, 2007 (in thousands, except option prices and years):

	Outstanding				Exercisable			
Exercise Price Range	Shares	Price	Life	Aggregate Intrinsic Value	Shares	Price	Life	Aggregate Intrinsic Value
$5.38 to $7.50	357	$ 6.94	3.4	$ 985	343	$ 6.93	3.2	$ 948
$7.75 to $9.00	808	$ 8.29	7.5	$1,138	252	$ 8.27	5.1	$ 360
$9.23 to $13.81	536	$ 12.71	4.7	$ 9	451	$ 13.24	3.9	$ —
Total	1,701	$ 9.40	5.8		1,046	$ 9.97	4.0	

A summary of restricted stock award transactions was as follows:

	Shares
Unvested at May 29, 2004	31
Granted	18
Vested	(29)
Cancelled	(7)
Unvested at May 28, 2005	13
Granted	3
Vested	(12)
Cancelled	—
Unvested at June 3, 2006	4
Granted	11
Vested	(12)
Cancelled	—
Unvested at June 2, 2007	3

Compensation effects arising from issuing stock awards were $108, $7, and $425 in fiscal 2007, 2006, and 2005, and have been charged against income and recorded as additional paid-in capital in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss).

Earnings per Share: The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the Emerging Issues Task Force Issue No. 03-6 "Participating Securities and the Two-Class Method under FASB Statement No. 128" (EITF Issue No. 03-6), the Company's Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. For the fiscal years ended June 2, 2007 and June 3, 2006, the assumed conversion and the effect of the interest savings of the Company's 7¾% convertible senior subordinated notes (7¾% notes) and 8% convertible senior subordinated notes (8% notes) were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 28, 2005, the assumed conversion and the effect of the interest savings of the Company's 7¼% convertible debentures (7¼% debentures), 8¼% convertible senior subordinated debentures (8¼% debentures) and 7¾% notes were excluded because their inclusion would have been anti-dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Numerator for basic and diluted EPS:			
Income (loss) from continuing operations	$ 1,548	$ (4,010)	$ (18,780)
Less dividends:			
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453
Undistributed losses	$ (1,216)	$ (6,746)	$ (21,500)
Common stock undistributed losses	$ (1,023)	$ (5,648)	$ (17,870)
Class B common stock undistributed losses - basic	(193)	(1,098)	(3,630)
Total undistributed losses - common stock and Class B common stock - basic	$ (1,216)	$ (6,746)	$ (21,500)
Common stock undistributed losses	$ (1,024)	$ (5,648)	$ (17,870)
Class B common stock undistributed losses - diluted	(192)	(1,098)	(3,630)
Total undistributed losses - Class B common stock - diluted	$ (1,216)	$ (6,746)	$ (21,500)
Income from discontinued operations	$ 39,131	$ 1,368	$ 2,763
Less dividends:			
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453
Undistributed earnings (losses)	$ 36,367	$ (1,368)	$ 43
Common stock undistributed earnings (losses)	$ 30,587	$ (1,145)	$ 36
Class B common stock undistributed earnings (losses) - basic	5,780	(223)	7
Total undistributed earnings (losses) - common stock and Class B common stock - basic	$ 36,367	$ (1,368)	$ 43
Common stock undistributed earnings (losses)	$ 30,621	$ (1,145)	$ 36
Class B common stock undistributed earnings (losses) - diluted	5,746	(223)	7
Total undistributed earnings (losses) - Class B common stock - diluted	$ 36,367	$ (1,368)	$ 43

(In thousands, except per share amounts)

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Numerator for basic and diluted EPS:			
Net income (loss)	$ 40,679	$ (2,642)	$ (16,017)
Less dividends:			
Common stock	2,323	2,289	2,267
Class B common stock	441	447	453
Undistributed earnings (losses)	$ 37,915	$ (5,378)	$ (18,737)
Common stock undistributed earnings (losses)	$ 31,889	$ (4,502)	$ (15,573)
Class B common stock undistributed earnings (losses) - basic	6,026	(876)	(3,164)
Total undistributed earnings (losses) - common stock and Class B common stock - basic	$ 37,915	$ (5,378)	$ (18,737)
Common stock undistributed earnings (losses)	$ 31,924	$ (4,502)	$ (15,573)
Class B common stock undistributed earnings (losses) - diluted	5,991	(876)	(3,164)
Total undistributed earnings (losses) - Class B common stock - diluted	$ 37,915	$ (5,378)	$ (18,737)
Denominator for basic and diluted EPS:			
Denominator for basic EPS:			
Common stock weighted average shares	14,517	14,315	13,822
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,048	3,093	3,120
Effect of dilutive securities:			
Unvested restricted stock awards	4	—	—
Dilutive stock options	98	—	—
Denominator for diluted EPS adjusted weighted average shares and assumed conversions	17,667	17,408	16,942
Income (loss) from continuing operations per share:			
Common stock - basic	$ 0.09	$ (0.23)	$ (1.13)
Class B common stock - basic	$ 0.08	$ (0.21)	$ (1.02)
Common stock - diluted	$ 0.09	$ (0.23)	$ (1.13)
Class B common stock - diluted	$ 0.08	$ (0.21)	$ (1.02)
Income from discontinued operations per share:			
Common stock - basic	$ 2.27	$ 0.08	$ 0.17
Class B common stock - basic	$ 2.04	$ 0.07	$ 0.15
Common stock - diluted	$ 2.21	$ 0.08	$ 0.17
Class B common stock - diluted	$ 2.03	$ 0.07	$ 0.15
Net income (loss) per share:			
Common stock - basic	$ 2.36	$ (0.15)	$ (0.96)
Class B common stock - basic	$ 2.12	$ (0.14)	$ (0.87)
Common stock - diluted	$ 2.30	$ (0.15)	$ (0.96)
Class B common stock - diluted	$ 2.11	$ (0.14)	$ (0.87)
Common stock options that were anti-dilutive and not included in dilutive earnings per common share	1,603	1,852	1,701

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders' equity. The Company did not have any derivative instruments recorded in the consolidated balance sheet at June 2, 2007 and June 3, 2006.

New Accounting Pronouncement: In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes (FIN 48)*. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS No. 157 will be effective for the Company beginning in fiscal 2009. The Company is currently assessing the impact that SFAS No. 157 may have on the financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB No. 108) regarding the quantification of financial statement misstatements. SAB No. 108 requires a "dual approach" for quantifications of errors using both a method that focuses on the income statement impact, including the cumulative effect of prior years' misstatements, and a method that focuses on the period-end balance sheet. SAB No. 108 will be effective for the Company beginning in fiscal 2008. The Company does not expect the adoption to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), including an amendment to SFAS No. 115. Under SFAS No. 159, entities may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB's long-term objectives for financial instruments. SFAS No. 159 will be effective for the Company beginning in fiscal 2009. The Company is currently evaluating the impact of the adoption of SFAS No. 159 on the financial statements.

Note B — Discontinued Operations

On May 31, 2007, the Company completed the sale of the SSD/Burtek strategic business unit to Honeywell International Inc. for $80,000. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78,114. The transaction resulted in an after tax gain of $41,565 after additional transactions costs of $2,464 were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its credit agreement. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, and prior period results and disclosures have been restated to reflect this reporting. The results of operations of SSD/Burtek through the date of sale are presented as a separate line in the Consolidated Statements of Operations. Prior to the disposition, the assets and liabilities of SSD/Burtek are aggregated and reported on separate lines of the Consolidated Balance Sheet.

Net sales, gross profit, and (loss) income from discontinued operations are presented in the following table:

	Discontinued Operations		
	Fiscal Years		
	2007	2006	2005
Net Sales	$ 107,510	$ 108,843	$ 105,581
Gross profit	27,788	27,279	26,889
(Loss) income, net of tax	(2,434)	1,368	2,763

In accordance with EITF 87-24, *Allocation of Interest to Discontinued Operations*, the Company has allocated interest expense to the discontinued operation (SSD/Burtek) due to the requirement under the Company's existing credit agreement to pay the proceeds from the sale of a business to the parties in the credit agreement. All borrowings under the credit agreement, $65,711 as of June 2, 2007, are anticipated to be repaid by the end of the first quarter of fiscal 2008. As such, interest expense related to the credit agreement of $5,883, $3,528, and $2,814 for fiscal 2007, 2006, and 2005, respectively, has been included in income (loss) from discontinued operations. Income (loss) from discontinued operations includes a provision for income tax of $3,428, $2,682, and $3,533 in fiscal 2007, 2006, and 2005, respectively. In addition, the Company recognized a gain on sale of SSD/Burtek of $41,565, net of a provision for income tax of $2,824.

Net assets of discontinued operations are presented in the following table:

	June 2, 2007	June 3, 2006
Accounts receivable	$ 128	$ 16,102
Inventories	114	17,836
Prepaid expenses	—	230
Current assets of discontinued operations held for sale	242	34,168
Property, plant, and equipment, net	5	2,287
Goodwill	—	1,812
Other intangible assets, net	—	321
Non-current assets of discontinued operations held for sale	5	4,420
Total assets of discontinued operations held for sale	$ 247	$ 38,588
Accounts payable	$ 1,569	$ 7,300
Accrued liabilities	1,168	819
Current liabilities of discontinued operations held for sale	2,737	8,119
Long-term debt		
Non-current liabilities of discontinued operations held for sale	—	2,292
Total liabilities of discontinued operations held for sale	—	10,411
Accumulated other comprehensive income of discontinued operations held for sale	—	3,777
Total liabilities and stockholders' equity of discontinued operations held for sale	$ 2,737	$ 14,188

The balance sheet amounts of June 2, 2007 for discontinued operations represent the net assets held at the Company's Colombia location that were included in the SSD/Burtek sale agreement, but were not part of the transaction closing on May 31, 2007. The Company anticipates final closing of the Colombia net assets to occur within the first half of fiscal 2008. In addition, net assets from discontinued operations at June 2, 2007 also included accrued transactions costs related to the sale of SSD/Burtek of $2,464.

(In thousands, except per share amounts)

Note C — Goodwill and Other Intangible Assets

The Company performs an annual goodwill impairment assessment using a two-step, fair-value based test. The first step compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is reported. The Company determined that the following components qualified as reporting units: RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), and Display Systems Group (DSG). The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) multiples (market approaches) were used as a check against the impairment implications derived under the income approach.

The Company performed its annual impairment test as of the third quarter of fiscal 2007. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RFPD, EDG, and DSG:

Goodwill

	Reportable Segments			
	RFPD	EDG	DSG	Total
Balance at May 28, 2005	$ 245	$ 881	$ 3,446	$ 4,572
Additions	—	—	6,501	6,501
Foreign currency translation	7	12	164	183
Balance at June 3, 2006	252	893	10,111	11,256
Foreign currency translation	11	9	335	355
Balance at June 2, 2007	$ 263	$ 902	$ 10,446	$ 11,611

The addition to goodwill in fiscal 2006 represents the acquisition of A.C.T. Kern GmbH & Co. KG (Kern) located in Germany, effective June 1, 2005. The cash outlay for Kern was $6,550, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries. Goodwill included as part of the gain on sale of SSD/Burtek as of May 31, 2007 was $1,862.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

Other Intangible Assets Not Subject to Amortization

	Reportable Segments			
	RFPD	EDG	DSG	Total
Balance at May 28, 2005	$ —	$ 9	$ —	$ 9
Balance at June 3, 2006	—	9	—	9
Reclassification	—	(9)	—	(9)
Balance at June 2, 2007	$ —	$ —	$ —	$ —

Note: During the third quarter of fiscal 2007, EDG's other intangible assets not subject to amortization were reclassified to SSD/Burtek, which is presented as a discontinued operation.

Intangible assets subject to amortization as well as amortization expense are as follows:

Intangible Assets Subject to Amortization as of

	June 2, 2007	June 3, 2006
Gross amounts:		
Deferred financing costs	$ 4,539	$ 4,639
Patents and trademarks	478	478
Total gross amounts	$ 5,017	$ 5,117
Accumulated amortization		
Deferred financing costs	$ 2,958	$ 2,559
Patents and trademarks	478	475
Total accumulated amortization	$ 3,436	$ 3,034

Deferred financing costs decreased during fiscal 2007 due to the write-off of previously capitalized deferred financing costs of $625 in fiscal 2007, related to the Company entering into agreements with certain holders to purchase $14,000 of the Company's 8% notes. This decrease was partially offset by additional deferred financing costs associated with the Company entering into the fourth amendment of the credit agreement in the first quarter of fiscal 2007.

Amortization of Intangible Assets Subject to Amortization

	June 2, 2007	June 3, 2006
Deferred financing costs	$ 488	$ 361
Patents and trademarks	3	1
Total	$ 491	$ 362

The amortization expense associated with the intangible assets subject to amortization is expected to be $495, $495, $329, $209, and $53 in fiscal 2008, 2009, 2010, 2011, and 2012, respectively. Deferred financing costs are amortized over the life of the debt that the costs are associated with. The weighted average number of years of amortization expense remaining is 3.19.

Note D — Assets Held for Sale

In July 2006, the Company offered to sell a building located in Brazil for $1,004. The sale of the building is expected to close during the next year, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note E — Restructuring and Severance Charges

The Company implemented a global restructuring plan during fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan decreased the number of warehouses and streamlined much of the entire organization which is expected to reduce further corporate and administrative expense. During fiscal 2007, the Company centralized inventory distribution in Europe, restructured its Latin American operations, and reduced its total workforce, including the elimination and restructuring of layers of management.

As a result of the Company's 2007 Restructuring Plan, restructuring charges of $2,222 were recorded in selling, general, and administrative expenses (SG&A). Severance costs of $917 were paid during fiscal 2007. During fiscal 2007, the employee severance costs were adjusted $54 decreasing SG&A due to the difference between estimated severance costs and actual payouts. The remaining balance payable as of June 2, 2007 has been included in accrued liabilities. Restructuring charges of $130 were recorded and paid for discontinued operations during fiscal 2007 related to the Company's 2007 Restructuring Plan. As of June 2, 2007, the following table depicts the amounts associated with the activity related to the 2007 Restructuring Plan by reportable segment:

2007 Restructuring Plan — Fiscal 2007

	Restructuring Liability June 3, 2006	Reserve Recorded Fiscal 2007	Payments Fiscal 2007	Adjustment to Reserve Fiscal 2007	Restructuring Liability June 2, 2007
Employee severance costs:					
RFPD	$ —	$ 432	$ (244)	$ —	$ 188
EDG	—	436	(57)	—	379
DSG	—	67	(67)	—	—
Corporate	—	1,287	(549)	(54)	684
Total	$ —	$ 2,222	$ (917)	$ (54)	$ 1,251

As a result of the Company's fiscal 2005 restructuring initiative (2005 Restructuring Plan), a restructuring charge, including severance costs of $2,018 was recorded in SG&A in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance costs were adjusted, resulting in a $199 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. During fiscal 2006, the employee severance costs were adjusted $120, decreasing SG&A, due to the difference between estimated severance costs and actual payouts. Severance costs of $667 and $1,018 were paid in fiscal 2006 and 2005, respectively. During the fiscal 2007, severance costs of $14 were paid. Terminations affected over 60 employees across various business functions, operating units, and geographic regions. Restructuring charges related to the Company's 2005 restructuring initiative for discontinued operations was $147, net of adjustments, of which $90 was paid in fiscal 2005 and $57 was paid in fiscal 2006. As of June 2, 2007, the following table depicts the amounts associated with the activity related to the 2005 Restructuring Plan by reportable segment:

2005 Restructuring Plan — Fiscal 2005

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Employee severance costs:					
RFPD	$ —	$ 909	$ (392)	$ (199)	$ 318
EDG	—	325	(142)	—	183
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70
Total	$ —	$ 2,018	$ (1,018)	$ (199)	$ 801

2005 Restructuring Plan — Fiscal 2006

	Restructuring Liability May 28, 2005	Reserve Recorded Fiscal 2006	Payments Fiscal 2006	Adjustment to Reserve Fiscal 2006	Restructuring Liability June 3, 2006
Employee severance costs:					
RFPD	$ 318	$ —	$ (289)	$ (29)	$ —
EDG	183	—	(73)	(110)	—
DSG	230	—	(227)	(3)	—
Corporate	70	—	(78)	22	14
Total	$ 801	$ —	$ (667)	$ (120)	$ 14

2005 Restructuring Plan — Fiscal 2007

	Restructuring Liability June 3, 2006	Reserve Recorded Fiscal 2007	Payments Fiscal 2007	Adjustment to Reserve Fiscal 2007	Restructuring Liability June 2, 2007
Employee severance costs:					
Corporate	$ 14	$ —	$ (14)	$ —	$ —
Total	$ 14	$ —	$ (14)	$ —	$ —

Note F — Acquisitions

Fiscal 2007: The Company made no acquisitions during fiscal 2007.

Fiscal 2006: In June 2005, the Company acquired Kern located in Germany, a leading display technology company in Europe. The cash outlay for Kern was $6,550, net of cash acquired. In addition, on October 1, 2005, the Company acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of CSI in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $250. Both Kern and Image Systems were integrated into DSG. The acquisitions were not deemed material under SFAS 141, *Business Combinations*, to include pro-forma effects of the acquisitions.

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was $971. A $545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria. In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $426, which was paid in cash. Evergreen Trading Company was integrated into RFPD. The acquisitions were not deemed material under SFAS 141, *Business Combinations*, to include pro-forma effects of the acquisitions.

(In thousands, except per share amounts)

Note G — Disposal of Assets

On April 5, 2007, the Company sold real estate and a building located in the United Kingdom for $1,882. The Company recorded a pre tax gain on sale of $1,494 during the fourth quarter of fiscal 2007 with respect to the sale of this property.

On December 29, 2006, the Company sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,050. The Company recorded a gain of $2,473 during the third quarter of fiscal 2007 with respect to the sale of this property.

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The Company recorded a gain of $9,907 during the fourth quarter of fiscal 2005 with respect to the sale of this property.

Note H — Debt Financing

Long-term debt consists of the following:

	June 2, 2007	June 3, 2006
7$^3/_4$% notes, due December 2011	$ 44,683	$ 44,683
8% notes, due June 2011	11,000	25,000
Multi-currency revolving credit agreement, due October 2009 (7.72% at June 2, 2007 and 6.95% at June 3, 2006)	65,711	54,797
Other	—	36
Total debt	121,394	124,516
Less: current portion	(65,711)	(14,016)
Long-term debt	$ 55,683	$110,500

At June 2, 2007, the Company maintained $55,683 in long-term debt, primarily in the form of two series of convertible notes. The credit agreement balance of $65,711 is classified as current as of June 2, 2007 due to the obligation to pay off the credit agreement with the proceeds from the SSD/Burtek sale. The Company entered into a new $40,000 credit agreement (new credit agreement) on July 27, 2007 which includes a Euro subfacility ($15,000) and a Singapore subfacility ($5,000). This new credit agreement expires in July 2010 and bears interest at applicable LIBOR, SIBOR, or prime rates plus a margin varying with certain quarterly borrowings under the new credit agreement. This new credit agreement is secured by a lien on the Company's assets and also contains only one financial covenant related to the ratio of senior funded debt to cash flow. The commitment fee related to the new credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

On September 8, 2006, the Company purchased $6,000 of the 8% notes, and on December 8, 2006, the Company purchased $8,000 of the 8% notes. The purchases were financed through additional borrowings under the Company's existing credit agreement. As the 8% notes are subordinate to the credit agreement, the Company received a waiver from its lending group to permit the purchases. The Company recorded costs associated with the retirement of long-term debt of $2,540 in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $625.

On November 21, 2005, the Company sold $25,000 in aggregate principal amount of 8% notes due 2011 pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company's existing and future senior debt. The 8% notes rank on parity with the Company's existing 7$^3/_4$% convertible senior subordinated notes (7$^3/_4$% notes) due December 2011.

On February 15, 2005, the Company issued the 7$^3/_4$% notes pursuant to an indenture dated February 14, 2005. The 7$^3/_4$% notes bear interest at the rate of 7$^3/_4$% per annum. Interest is due on June 15 and December 15 of each year. The 7$^3/_4$% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company's common stock at a price equal to $18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7$^3/_4$% notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the 7$^3/_4$% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice. The 7$^3/_4$% notes are unsecured and subordinated to the Company's existing and future senior debt. The 7$^3/_4$% notes rank on parity with the Company's 8% notes.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109,000. On August 4, 2006, the Company amended its credit agreement and decreased the facility to approximately $97,900 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement was terminated on July 27, 2007. The portion of the credit line available for the Company to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by the Company's trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 2, 2007, the applicable margin was 2.00%, $65,711 was outstanding under the credit agreement, outstanding letters of credit were $412, the unused line was $31,739, and the available credit line was limited to $743 due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company's credit agreement consisted of the following facilities as of June 2, 2007:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$ 77,500	$ 46,400	8.25 %
Canada Facility	2,261	2,150	6.00 %
UK Facility	8,909	8,790	7.66 %
Euro Facility	6,727	6,727	5.92 %
Japan Facility	2,465	1,644	2.72 %
Total	$ 97,862	$ 65,711	7.72 %

Note: Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On March 3, 2007, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio. On April 5, 2007, the Company received a waiver from its lending group for the default.

On January 19, 2007, the Company executed an amendment to the credit agreement to facilitate the implementation of a European cash sweeping program. In addition, the amendment decreased the Company's Canada Facility and increased the Company's U.S. Facility by approximately $7,500.

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company's Sweden Facility; (vi) reduced the Company's Canada Facility by approximately $5,400; (vii) changed the definition of "Adjusted EBITDA" for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20,000 until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10,000.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

In the following table, the estimated fair values of the Company's 7¾% notes and 8% notes are based on quoted market prices at the end fiscal year 2007 and 2006. The fair values of the bank term loans are based on carrying value.

	June 2, 2007		June 3, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
7¾% notes	$ 44,683	$ 45,074	$ 44,683	$ 36,840
8% notes	11,000	12,024	25,000	23,841
Multi-currency revolving credit agreement	65,711	65,711	54,797	54,797
Financial instruments	—	—	—	—
Other	—	—	36	36
Total	121,394	122,809	124,516	115,514
Less: current portion	(65,711)	(65,711)	(14,016)	(13,367)
Total	$ 55,683	$ 57,098	$110,500	$102,147

The Company's ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company's control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy, and other costs.

Aggregate maturities of debt during the next five years are: $65,711 in fiscal 2008, $0 in fiscal 2009, $0 in fiscal 2010, $0 in fiscal 2011, $55,683 in fiscal 2012, and $0 thereafter. Cash payments for interest were $11,142, $9,026, and $9,131, in fiscal 2007, 2006, and 2005, respectively.

Note I — Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2007, 2006, and 2005 was $4,177, $4,000, and $3,458, respectively. At June 2, 2007, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $3,830 in fiscal 2008, $2,539 in fiscal 2009, $1,705 in fiscal 2010, $1,027 in fiscal 2011, $673 in fiscal 2012 and $775 thereafter.

(In thousands, except per share amounts)

Note J — Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
United States	$ (14,242)	$ (6,975)	$ (2,681)
Foreign	16,424	8,501	4,968
Income before income taxes	$ 2,182	$ 1,526	$ 2,287

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2007, 2006, and 2005 as a result of the following items:

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Federal statutory rate	34.0%	34.0%	34.0%
Effect of:			
State income taxes, net of federal tax benefit	(20.2)	(16.0)	(3.7)
Export benefit	—	—	(7.4)
Foreign income inclusion	108.8	—	—
U.S. income inclusion from foreign restructuring	68.2	—	—
Foreign taxes at other rates	(97.9)	(5.4)	(12.2)
Tax refund from foreign tax appeal	—	(65.4)	—
Net increase in valuation allowance for deferred tax assets	(64.9)	415.6	704.0
Unrepatriated earnings	—	—	215.0
Other	1.1	—	(8.6)
Effective tax rate	29.1%	362.8%	921.1%

The effective income tax rates for fiscal 2007 and 2006 were 29.1% and 362.8%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company's geographical distribution of taxable income or losses, foreign branch income subject to U.S. tax and valuation allowances related to net operating losses.

While the valuation allowance increased $1,800 from June 3, 2006 to June 2, 2007, the Company recognized a tax benefit of $1,416 related to the valuation allowance because of the allocation of taxes between continuing operations and discontinued operations required by U.S. generally accepted accounting principles. This tax benefit reduced the effective tax rate by 64.9% as of June 2, 2007. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $6,340 which increased the effective income tax rate by 415.6%.

The provisions for income taxes consist of the following:

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Current:			
Federal	$ —	$ —	$ —
State	—	—	151
Foreign	3,170	3,019	3,210
Total current	3,170	3,019	3,361
Deferred:			
Federal	(2,040)	1,926	16,540
State	(185)	198	1,254
Foreign	(311)	393	(88)
Total deferred	(2,536)	2,517	17,706
Income tax provision	$ 634	$ 5,536	$ 21,067

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 2, 2007 and June 3, 2006 are as follows:

	June 2, 2007	June 3, 2006
Deferred tax assets:		
Intercompany profit in inventory	$ —	$ 238
NOL carryforwards - foreign and domestic	18,764	12,431
Inventory valuation	9,245	13,965
Goodwill - impaired assets	1,671	1,981
Alternative minimum tax credit carryforward	1,189	1,189
Severance reserve	656	1,074
Other	2,627	1,954
Subtotal	34,152	32,832
Valuation allowance - foreign and domestic	(27,640)	(25,840)
Net deferred tax assets after valuation allowance	6,512	6,992
Deferred tax liabilities:		
Accelerated depreciation	(3,358)	(3,275)
Goodwill - non-impaired assets	(537)	(450)
Other	(97)	(440)
Subtotal	(3,992)	(4,165)
Net deferred tax assets	$ 2,520	$ 2,827

Supplemental disclosure of deferred tax asset information:		
Domestic	$ 30,127	$ 27,783
Foreign	$ 4,025	$ 5,049

Note J — Income Taxes (cont'd)

At June 2, 2007, domestic federal net operating loss carryforwards (NOL) amount to approximately $38,101. These federal NOL's expire between 2024 and 2027. Domestic state net operating loss carryforwards (NOL) amount to approximately $49,600. These state NOL's expire between 2007 and 2027. Foreign net operating loss carryforwards total approximately $11,572 with various or indefinite expiration dates. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2,227. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 2, 2007, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $2,530, $1,916, and $565 in fiscal 2007, 2006, and 2005, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, *Accounting for Income Taxes-Special Areas*. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries' earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management's potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management's potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not affect the fiscal 2006 tax provision. Cumulative positive earnings of the Company's foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $125.8 million at June 2, 2007. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company's appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company's favor. The Company recorded a reduction to income tax provision for approximately $1,000 related to the appeal settlement and subsequently received the refund during fiscal 2007.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI in fiscal 2007. When this benefit is fully phased out, it will have no impact on the rate.

In June 2006, the FASB issued FIN 48. FIN 48 was issued to clarify the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained upon examination by tax authorities. The Company plans to adopt FIN 48 for annual periods beginning June 3, 2007. The Company is currently evaluating the potential impact that the adoption of FIN 48 will have on its consolidated financial statements and at this time no material adjustments are anticipated.

Note K — Stockholders' Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at June 2, 2007, was 14,741 shares, net of treasury shares of 1,179. An additional 8,939 shares of common stock have been reserved for the potential conversion of the convertible notes and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At June 2, 2007, the plan had 62 shares reserved for future issuance.

The Employees' 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 1,802 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

(In thousands, except per share amounts)

On June 16, 2005, the Board of Directors of the Company adopted the 2006 Stock Option Plan for Non-Employee Directors which authorizes the issuance of up to 400 shares as non-qualified stock options. Under this plan, 400 shares of common stock have been reserved for future issuances relating to stock options exercisable based on the passage of time. Each option is exercisable over a period of time from its date of grant at the market value on the grant date and expires after 10 years. This plan replaces the 1996 Stock Option Plan for Non-Employee Directors which was terminated on June 16, 2005.

Note L — Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $1,152, $723, and $729 for fiscal 2007, 2006, and 2005, respectively. Such amounts include contributions in stock of $548 for fiscal 2007, based on the stock price at the date contributed, or June 2, 2007. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note M — Segment and Geographic Information

The following disclosures are made in accordance with the SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company's strategic business units (SBUs) in fiscal 2007 are: RFPD, EDG, and DSG.

RFPD serves the global RF and wireless communications market, including infrastructure, and wireless networks, and power conversion market.

EDG provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

DSG is a global provider of integrated display products and systems to the public information, financial, point-of-sale, industrial, and healthcare markets.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

On May 31, 2007, the Company completed the sale of the SSD/Burtek strategic business unit to Honeywell International Inc. for $80,000. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78,114. The transaction resulted in an after tax gain of $41,565 after additional transactions costs of $2,464 were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its credit agreement. The Company presents SSD/Burtek as a discontinued operation in accordance with the criteria of SFAS No. 144, and prior period results and disclosures have been restated to reflect this reporting.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets
Fiscal 2007				
RFPD	$ 369,936	$ 84,338	$ 48,650	$ 124,594
EDG	101,191	32,942	20,948	47,229
DSG	82,111	19,145	1,194	37,116
Total	$ 553,238	$ 136,425	$ 70,792	$ 208,939
Fiscal 2006				
RFPD	$ 334,131	$ 75,834	$ 47,194	$ 116,102
EDG	94,443	30,438	19,644	42,878
DSG	95,010	24,509	9,156	37,568
Total	$ 523,584	$ 130,781	$ 75,994	$ 196,548
Fiscal 2005				
RFPD	$ 296,334	$ 64,853	$ 34,225	$ 98,592
EDG	92,174	29,401	17,682	44,119
DSG	78,078	17,865	7,793	25,064
Total	$ 466,586	$ 112,119	$ 59,700	$ 167,775

Note M —
Segment and Geographic Information (cont'd)

A reconciliation of net sales, gross profit, operating income, and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Segment net sales	$ 553,238	$ 523,584	$ 466,586
Corporate	4,053	5,513	6,557
Net sales	$ 557,291	$ 529,097	$ 473,143
Segment gross profit	$ 136,425	$ 130,781	$ 112,119
Manufacturing variances and other costs	(4,022)	(2,291)	(3,014)
Gross profit	$ 132,403	$ 128,490	$ 109,105
Segment direct operating contribution	$ 70,792	$ 75,994	$ 59,700
Manufacturing variances and other costs	(4,022)	(2,291)	(3,014)
Regional selling expenses	(11,633)	(19,231)	(19,065)
Administrative expenses	(50,909)	(46,215)	(40,527)
Gain on disposal of assets	3,616	154	9,918
Operating income	$ 7,844	$ 8,411	$ 7,012
Segment assets	$ 208,939	$ 196,548	$ 167,775
Cash, cash equivalents, and restricted cash	79,335	17,010	24,301
Other current assets	25,815	18,868	20,010
Net property	29,703	30,070	30,677
Other assets	5,032	8,215	5,493
Assets of discontinued operations held for sale	247	38,588	35,684
Total assets	$ 349,071	$ 309,299	$ 283,940

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Asia/Pacific, Europe, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

Net sales, gross profit, operating income, and long-lived assets (net property and other assets, excluding investments, other intangible assets, and non-current deferred income taxes) are presented in the table below.

	Fiscal Year Ended		
	June 2, 2007	June 3, 2006	May 28, 2005
Net Sales			
North America	$ 229,296	$ 227,926	$ 217,275
Asia/Pacific	165,230	147,993	124,763
Europe	143,823	129,212	109,626
Latin America	16,979	18,601	16,476
Corporate	1,963	5,365	5,003
Total	$ 557,291	$ 529,097	$ 473,143
Gross Profit			
North America	$ 61,849	$ 59,059	$ 56,517
Asia/Pacific	39,052	35,532	29,683
Europe	36,481	35,161	30,116
Latin America	4,845	5,411	4,746
Corporate	(9,824)	(6,673)	(11,957)
Total	$ 132,403	$ 128,490	$ 109,105
Operating Income			
North America	$ 26,965	$ 32,156	$ 29,125
Asia/Pacific	21,282	20,628	17,020
Europe	9,696	9,364	5,282
Latin America	820	95	(521)
Corporate	(50,919)	(53,832)	(43,894)
Total	$ 7,844	$ 8,411	$ 7,012
Long-Lived Assets			
North America	$ 26,837	$ 25,983	$ 26,654
Asia/Pacific	1,092	1,468	1,120
Europe	2,642	2,592	2,593
Latin America	1,193	1,078	1,265
Total	$ 31,764	$ 31,121	$ 31,632

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending relates to Corporate projects. In fiscal 2007, capital expenditures primarily related to the implementation of various modules and upgrades of PeopleSoft and facility improvements.

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management's estimates.

(In thousands, except per share amounts)

Note N — Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

Note O — Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended June 2, 2007, June 3, 2006, and May 28, 2005:

Description	Balance at beginning of period	Charged to expenses	Deductions	Balance at end of period
Year ended June 2, 2007:				
Allowance for doubtful accounts	$ 1,965	$ 1,165[1]	$ 1,556[2]	$ 1,574
Inventory overstock reserve	$ 24,042	$ 859[3]	$ 2,690[7]	$ 22,211
Deferred tax asset valuation	$ 25,840	$ 1,800	$ —	$ 27,640
Warranty reserves	$ 836	$ 629	$ 1,050[5]	$ 415
Year ended June 3, 2006:				
Allowance for doubtful accounts	$ 1,563	$ 1,450[1]	$ 1,048[2]	$ 1,965
Inventory overstock reserve	$ 26,109	$ 830[3]	$ 2,897[7]	$ 24,042
Deferred tax asset valuation	$ 20,695	$ 5,145	$ —	$ 25,840
Warranty reserves	$ 1,439	$ 932	$ 1,535[6]	$ 836
Year ended May 28, 2005:				
Allowance for doubtful accounts	$ 2,060	$ 785[1]	$ 1,282[2]	$ 1,563
Inventory overstock reserve	$ 25,043	$ 3,358[3]	$ 2,292[7]	$ 26,109
Deferred tax asset valuation	$ 4,040	$ 16,655[4]	$ —	$ 20,695
Warranty reserves	$ 802	$ 958	$ 321	$ 1,439

(1) Charges to bad debt expense.
(2) Uncollectible amounts written off, net of recoveries and foreign currency translation.
(3) Charges to cost of sales.
(4) Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).
(5) Reserve adjustments of $0.5 million were recorded during fiscal 2007.
(6) An adjustment of $0.9 million was recorded during the second quarter of fiscal 2006.
(7) Inventory disposed of during the period.

Note P — Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2007[1][2]:				
Net sales	$139,437	$137,714	$133,894	$146,246
Gross profit	34,352	33,034	32,114	32,903
Income (loss) from continuing operations	(808)	1,330	1,524	(498)
Income (loss) from discontinued operations	(291)	(248)	(487)	40,157
Net income (loss)	(1,099)	1,082	1,037	39,659
Income (loss) from continuing operations:				
Common stock - basic	$ (0.05)	$ 0.08	$ 0.09	$ (0.03)
Class B common stock - basic	$ (0.04)	$ 0.07	$ 0.08	$ (0.03)
Common stock - diluted	$ (0.05)	$ 0.08	$ 0.09	$ (0.03)
Class B common stock - diluted	$ (0.04)	$ 0.07	$ 0.08	$ (0.03)
Income (loss) from discontinued operations:				
Common stock - basic	$ (0.01)	$ (0.02)	$ (0.03)	$ 2.32
Class B common stock - basic	$ (0.02)	$ (0.01)	$ (0.03)	$ 2.09
Common stock - diluted	$ (0.01)	$ (0.02)	$ (0.03)	$ 2.32
Class B common stock - diluted	$ (0.02)	$ (0.01)	$ (0.03)	$ 2.09
Net income (loss):				
Common stock - basic	$ (0.06)	$ 0.06	$ 0.06	$ 2.29
Class B common stock - basic	$ (0.06)	$ 0.06	$ 0.05	$ 2.06
Common stock - diluted	$ (0.06)	$ 0.06	$ 0.06	$ 2.29
Class B common stock - diluted	$ (0.06)	$ 0.06	$ 0.05	$ 2.06

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2006[1][3]:				
Net sales	$131,241	$127,569	$126,812	$143,475
Gross profit	31,518	32,351	31,073	33,548
Income (loss) from continuing operations	1,225	(297)	(463)	(4,475)
Income (loss) from discontinued operations	595	590	(683)	866
Net income (loss)	1,820	293	(1,146)	(3,609)
Income (loss) from continuing operations:				
Common stock - basic	$ 0.07	$ (0.02)	$ (0.03)	$ (0.26)
Class B common stock - basic	$ 0.06	$ (0.02)	$ (0.02)	$ (0.24)
Common stock - diluted	$ 0.07	$ (0.02)	$ (0.03)	$ (0.26)
Class B common stock - diluted	$ 0.06	$ (0.02)	$ (0.02)	$ (0.24)
Income (loss) from discontinued operations:				
Common stock - basic	$ 0.04	$ 0.04	$ (0.04)	$ 0.05
Class B common stock - basic	$ 0.04	$ 0.04	$ (0.04)	$ 0.05
Common stock - diluted	$ 0.03	$ 0.04	$ (0.04)	$ 0.05
Class B common stock - diluted	$ 0.04	$ 0.04	$ (0.04)	$ 0.05
Net income (loss):				
Common stock - basic	$ 0.11	$ 0.02	$ (0.07)	$ (0.21)
Class B common stock - basic	$ 0.10	$ 0.02	$ (0.06)	$ (0.19)
Common stock - diluted	$ 0.10	$ 0.02	$ (0.07)	$ (0.21)
Class B common stock - diluted	$ 0.10	$ 0.02	$ (0.06)	$ (0.19)

(1) Fiscal 2007 and fiscal 2006 includes the impact of disclosing SSD/Burtek as a discontinued operation as defined under SFAS No. 144.

(2) In the third quarter of fiscal 2007, the Company sold approximately 1.5 acres of real estate and a building located in Geneva, Illinois, and recorded a pre-tax gain of $2.5 million with respect to the sale of this property. In the fourth quarter of fiscal 2007, the Company sold real estate and a building located in the United Kingdom, and recorded a pre-tax gain on sale of $1.5 million with respect to the sale of this property.

(3) In the fourth quarter of fiscal 2006, the Company recorded severance costs of $2.7 million for certain employees whose termination costs became probable and estimable. In the fourth quarter, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.;

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. as of June 2, 2007 and June 3, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended June 2, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. at June 2, 2007 and June 3, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 2, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.'s internal control over financial reporting as of June 2, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 16, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
August 16, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.;

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows of Richardson Electronics, Ltd. and subsidiaries for the year ended May 28, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operation of Richardson Electronics, Ltd. and subsidiaries and their cash flows for the year ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
August 26, 2005, except for the Stock-Based Compensation and Earnings Per Share sections of Note A to the consolidated financial statements, as to which the date is February 1, 2006, the geographic and long-lived asset information included in Note M to the consolidated financial statements, as to which the date is August 30, 2006 and Note B to the consolidated financial statements as to which the date is August 16, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Richardson Electronics, Ltd.;

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A(b)), that Richardson Electronics, Ltd. maintained effective internal control over financial reporting as of June 2, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Richardson Electronics's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Richardson Electronics, Ltd. maintained effective internal control over financial reporting as of June 2, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Richardson Electronics, Ltd. maintained, in all material respects, effective internal control over financial reporting as of June 2, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Richardson Electronics, Ltd. as of June 2, 2007 and June 3, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the two years in the period ended June 2, 2007 of Richardson Electronics, Ltd. and our report dated August 16, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois

August 16, 2007

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road • P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
Internet: www.rell.com/investor.asp • E-mail: info@rell.com

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 9, 2007, at 3:15 PM at the Company's corporate office. Further details are available in your proxy materials.

Independent Auditors
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Transfer Agent and Registrar
LaSalle Bank
135 South LaSalle Street
Chicago, IL 60603

Equity Research Reports
21st Century Equity Research
Craig-Hallum Capital Group
William Blair & Company

Form 10-K and Other Information
A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, and the Corporate Code of Conduct are available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company's home page at *http://www.rell.com/investor.asp*

Market Price of Common Stock

The Company's common stock is traded on The NASDAQ Global Market under the trading symbol "RELL." There is no established public trading market for the Company's Class B common stock. As of August 14, 2007, there were approximately 886 stockholders of record for their common stock and approximately 18 stockholders of record for their Class B common stock. The following table sets forth, for the periods indicated, the high and low bid prices per share of "RELL" common stock as reported on The NASDAQ Global Market.

	2007		2006	
Fiscal Quarters	High	Low	High	Low
First	$ 8.68	$ 6.58	$ 9.38	$ 6.55
Second	10.30	8.01	8.50	6.78
Third	10.09	8.37	9.05	6.89
Fourth	10.09	8.30	9.40	6.24

Annual dividend payments for fiscal 2007 amounted to $2.8 million. All future payments of dividends are at the discretion of the board of directors and will depend on earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant. In each of the last 20 years, the Company has paid a quarterly dividend of $0.04 per common share and $0.036 per class B common share. The Company currently expects to continue paying dividends at this historical rate in fiscal 2008.

Officers and Directors

Corporate Officers

Edward J. Richardson
Chairman of the Board, Chief Executive Officer and President

Kyle C. Badger
Executive Vice President, General Counsel and Secretary

Michael J. Bauer
Senior Vice President and Chief Human Resources Officer

Wendy S. Diddell
Executive Vice President, Corporate Development

Daniel Fujii
Interim Chief Financial Officer & Corporate Controller

Robert Heise
Vice President and General Manager, Display Systems Group

Brad R. Knechtel
Executive Vice President, Supply Chain Management

Kathleen M. McNally
Senior Vice President, Marketing Operations and Customer Support

Gregory J. Peloquin
Executive Vice President and General Manager, RF, Wireless & Power Division

Bart Petrini
Executive Vice President and General Manager, Electron Device Group

William G. Seils
Of Counsel and Assistant Secretary

Board of Directors

Edward J. Richardson (1, 5)

Arnold R. Allen (5, 6)
Management Consultant

Jacques Bouyer (3,4,5, 6)
Retired Chief Executive Officer and Chairman of the Board of Philips Components - France

Scott Hodes (3, 5, 6)
Partner, Law Firm of Bryan Cave LLP

Ad Ketelaars (5, 6)
Chief Executive Officer, NEC Philips Unified Solutions

John R. Peterson (2,5, 6)
Managing Director, Cleary Gull Inc.

Harold L. Purkey (2, 5, 6)
Retired Managing Director, First Union Securities, Inc.

Samuel Rubinovitz (1,2,3,4,5, 6)
Management Consultant, Director, LTX Corporation, and Director, Kronos Corporation

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Option Committee
(5) Strategic Planning Committee
(6) Nominating Committee


Richardson
Electronics
ENGINEERED SOLUTIONS

40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
www.rell.com


END